IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Madison County Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

0001547635
(Registrant's CIK Number)

Exhibit 99.3.1 to the Pre-Effective Amendment No. 3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-181070
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Madison, Nebraska on August 6, 2012.

MADISON COUNTY FINANCIAL, INC.

By: ______________________________
David J. Warnemunde
President and Chief Executive Officer

{Clients/1483/00161679.DOC/ }

EXHIBIT 99.3.1

PRO FORMA VALUATION UPDATE REPORT

MADISON COUNTY FINANCIAL, INC.
Madison, Nebraska

PROPOSED HOLDING COMPANY FOR:
MADISON COUNTY BANK
Madison, Nebraska

Dated As Of:
July 20, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

July 20, 2012

Boards of Directors
Madison County Holding Company, MHC
Madison County Financial Corporation
Madison County Bank
111 West Third Street
Madison, Nebraska 68748

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") and the Federal Deposit Insurance Corporation ("FDIC") in the absence of separate written valuation guidelines. Our original appraisal report, dated March 23, 2012 (the "Original Appraisal"), and previous appraisal update report, dated May 25, 2012 (the "First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On January 17, 2012, as amended on April 16, 2012 and August 2, 2012, the Board of Directors of Madison County Holding Company, MHC, Madison, Nebraska (the "MHC"), a mutual holding company that owns all of the outstanding shares of common stock of Madison County Financial Corporation (the "Corporation"), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form. As a result of the conversion, the Corporation, which currently owns all of the issued and outstanding common stock of Madison County Bank, will be succeeded by a Maryland corporation with the name of Madison County Financial, Inc. ("Madison County Financial" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Madison County Financial or the Company.

Madison County Financial will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Madison County Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. A portion of the net proceeds received from the sale of the common stock

will be used to purchase all of the then to be issued and outstanding capital stock of Madison County Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Madison County Financial may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Madison County Financial's financial condition, including financial data through June 30, 2012; (2) an updated comparison of Madison County Financial's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal and First Update; and (3) a review of stock market conditions since the date of the First Update.

The estimated pro forma market value is defined as the price at which Madison County Financial's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2012 and updated financial information through June 30, 2012. Madison County Financial's assets increased by $814,000 or 0.3% from March 31, 2012 to June 30, 2012. Loan growth accounted for most of the Company's asset growth during the quarter, which was largely funded with cash and cash equivalents. The balance of investment securities was up slightly during the second quarter. Overall, cash and investments (inclusive of FHLB stock) decreased from $46.6 million or 20.0% of assets at March 31, 2012 to $37.5 million or 16.1% of assets at June 30, 2012. Loans receivable increased from $172.6 million or 74.2% of assets at March 31, 2012 to $182.4 million or 78.1% of assets at June 30, 2012, while the balances for bank-owned life insurance and loans held for sale were respectively slightly higher and lower at the end of the second quarter.

Table 1
Madison County Financial, Inc.
Recent Financial Data

	At March 31, 2012		At June 30, 2012	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$232,635	100.00%	$233,449	100.00%
Cash, cash equivalents	15,448	6.64	4,786	2.05
Investment securities/CDs	29,142	12.53	30,667	13.14
Loans held for sale	582	0.25	105	0.05
Loans receivable, net	172,644	74.21	182,408	78.14
FHLB stock	2,045	0.88	2,053	0.88
Bank-owned life insurance	4,482	1.93	4,521	1.94
Deposits	191,575	82.35	192,098	82.29
Borrowings	6,600	2.84	6,600	2.83
Total equity	31,251	13.43	32,180	13.78
	12 Months Ended March 31, 2012		12 Months Ended June 30, 2012	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$11,921	5.22%	$11,805	5.09%
Interest expense	(2,087)	(0.91)	(1,982)	(0.85)
Net interest income	9,834	4.31	9,823	4.23
Provisions for loan losses	(700)	(0.31)	(635)	(0.27)
Net interest income after prov.	9,134	4.00	9,188	3.96
Non-interest operating income	1,199	0.53	1,191	0.51
Gain on sale of investments	27	0.01	27	0.01
Gain on sale of loans	412	0.18	535	0.23
Non-interest operating expense	(5,474)	(2.40)	(5,577)	(2.40)
Income before income tax expense	5,298	2.32	5,364	2.31
Income taxes	(1,565)	(0.69)	(1,570)	(0.68)
Net income	$3,733	1.63%	$3,794	1.63%

Sources: Madison County Financial's prospectus, audited and unaudited financial statements, and RP Financial calculations.

Updated credit quality measures remained favorably low for non-performing assets. Madison County Financial's non-performing assets increased from $265,000 or 0.11% of assets at March 31, 2012 to $380,000 or 0.16% of assets at June 30, 2012. An increase in non-performing loans accounted for the increase in the non-performing assets balance, as non-performing loans constituted the entire balance of non-performing assets at June 30, 2012.

The Company's interest-bearing funding composition showed an increase in deposits during the second quarter of 2012, with total deposits increasing from $191.6 million or 82.4% of assets at March 31, 2012 to $192.1 million or 82.3% of assets at June 30, 2012. The balance of borrowings did not change during the quarter, equaling $6.6 million or 2.8% of assets at June 30, 2012. Madison County Financial's equity increased from $31.3 million or 13.4% of assets at March 31, 2012 to $32.2 million or 13.8% of assets at June 30, 2012, which was due to retention of earnings during the quarter.

Madison County Financial's operating results for the twelve months ended March 31, 2012 and June 30, 2012 are also set forth in Table 1. The Company's reported earnings increased from $3.7 million or 1.63% of average assets for the twelve months ended March 31, 2012 to $3.8 million or 1.63% of average assets for the twelve months ended June 30, 2012. The increase in net income was realized from an increase in loan sale gains and a decrease in loan loss provisions, which were partially offset by an increase in operating expenses.

Madison County Financial's net interest income ratio decreased from 4.31% of average for the twelve months ended March 31, 2012 to 4.23% of average assets for the twelve months ended June 30, 2012. The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with the narrowing of the Company's interest rate spread. Madison County Financial's interest rate spread decreased from 4.28% during the second quarter of 2011 to 4.02% during the second quarter of 2012.

Operating expenses were up slightly during most recent twelve month period, but remained stable as a percent of average assets equaling 2.40% of average assets for both twelve month periods shown in Table 1. Overall, Madison County Financial's updated ratios for net interest income and operating expenses provided for a slightly lower expense coverage ratio (net interest income divided by operating expenses). Madison County Financial's expense coverage ratio decreased from 1.80x for the twelve months ended March 31, 2012 to 1.76x for the twelve months ended June 30, 2012.

Non-interest operating income was essentially stable during the most recent twelve month period, declining as a percent of average assets from 0.53% for the twelve months ended March 31, 2012 to 0.51% for the twelve months ended June 30, 2012. Overall, when factoring non-interest operating income into core earnings, the Company's updated efficiency ratio of 48.9% (operating expenses, net of amortization of intangibles, as a percent of net interest income and non-interest operating income) was slightly less favorable compared to the 47.7% efficiency ratio recorded for the twelve months ended March 31, 2012. Amortization of intangibles equaled 0.09% of average assets for the twelve months ended March 31, 2012 and 0.08% of average assets for the twelve months ended June 30, 2012.

The Company's updated earnings showed an increase in gains on sale of loans, increasing from 0.18% of average assets for the twelve months ended March 31, 2012 to 0.23% of average assets for the twelve months ended June 30, 2012. Gains on the sale of investments were unchanged in the Company's updated earnings, equaling 0.01% of average assets for both twelve month periods shown in Table 1.

Loan loss provisions were slightly lower during the most recent twelve month period, declining from 0.31% of average assets for the twelve months ended March 31, 2012 to 0.27% of average assets for the twelve months ended June 30, 2012.

2. <u>Peer Group Financial Comparisons</u>

Tables 2 and 3 present the financial characteristics and operating results for Madison County Financial, the Peer Group and all publicly-traded thrifts. The Company's and the Peer Group's ratios are based on financial results through June 30, 2012 and March 31, 2012, respectively, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the First Update. Consistent with the First Update, the Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Company's and the Peer Group's updated interest-earning assets-to-assets ratios equaled 94.3% and 94.4%, respectively.

Also consistent with the First Update, Madison County Financial's funding composition showed a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 85.1% and 86.7% for the Company and the Peer Group, respectively. Madison County Financial's updated tangible equity-to-assets ratio equaled 13.2%, which remained slightly above the comparable Peer Group ratio of 11.9%. Overall, Madison County Financial's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 110.8%, which was slightly above the comparable Peer Group ratio of 108.9%. As discussed in the Original Appraisal and First Update, the additional capital realized from stock proceeds should serve to increase Madison County Financial's IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Madison County Financial are based on annualized growth rates for the 18 months ended June 30, 2012 and the Peer Group's growth rates are based on growth for the twelve months ended March 31, 2012 or the most recent twelve month period available. Madison County Financial recorded a 4.2% increase in assets, versus a 0.4% decrease in assets for the Peer Group. Asset growth by the Company primarily consisted of cash and investments, as loans increased nominally during the period. Comparatively, the Peer Group's asset growth reflected a small increase in cash and investments, which was more than offset by a decline in loans.

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Madison County Financial, Inc.																				
June 30, 2012	2.1%	14.0%	1.9%	78.2%	82.3%	2.8%	0.0%	13.8%	0.6%	13.2%	4.19%	36.52%	0.11%	12.46%	-66.72%	13.54%	15.14%	13.16%	13.16%	15.11%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.2%	11.5%	0.4%	12.8%	0.7%	12.0%	4.07%	9.88%	3.01%	4.47%	-7.80%	2.48%	2.31%	12.11%	12.04%	20.87%
Medians	5.5%	19.5%	1.7%	67.4%	74.7%	10.0%	0.0%	12.1%	0.0%	11.2%	2.30%	6.32%	0.30%	3.02%	-9.51%	2.08%	2.47%	11.81%	11.78%	19.51%
Comparable Group																				
Averages	5.9%	20.9%	1.3%	67.6%	76.6%	9.8%	0.3%	12.5%	0.6%	11.9%	-0.43%	1.14%	-2.82%	-0.49%	-7.18%	8.00%	9.26%	10.14%	10.14%	17.56%
Medians	5.3%	25.3%	1.5%	64.7%	78.6%	8.6%	0.0%	11.6%	0.3%	10.9%	0.30%	6.87%	-3.71%	-0.09%	-13.02%	3.09%	3.32%	10.20%	10.20%	16.65%
Comparable Group																				
CZWI Citizens Commercial Bancorp Inc. of WI	4.0%	13.3%	0.0%	79.7%	82.5%	6.6%	0.0%	10.1%	0.1%	10.0%	-9.15%	-28.35%	-3.19%	-9.60%	-17.99%	1.16%	1.82%	10.20%	10.20%	15.10%
FCAP First Capital, Inc. of IN	6.8%	25.3%	1.4%	62.0%	83.5%	4.5%	0.0%	11.6%	1.2%	10.4%	-1.75%	6.07%	-4.93%	-1.65%	-17.36%	5.69%	6.56%	9.92%	9.92%	15.67%
FCLF First Clover Leaf Financial Corp. of IL	5.9%	16.5%	0.9%	70.4%	76.0%	9.0%	0.7%	14.0%	2.2%	11.8%	-3.38%	-16.29%	0.11%	-6.68%	27.31%	-0.12%	0.31%	NA	NA	NA
FFNM First Federal of N. Michigan of MI	1.1%	27.1%	0.7%	64.5%	69.9%	17.7%	0.0%	11.6%	0.1%	11.5%	0.32%	24.52%	-7.86%	-3.28%	13.56%	6.94%	8.38%	10.38%	10.38%	17.75%
FSFG First Savings Financial Group of IN	3.4%	25.4%	1.6%	64.8%	75.0%	10.0%	0.0%	14.5%	1.5%	13.0%	6.53%	14.53%	3.70%	11.03%	-36.03%	40.83%	48.48%	11.74%	11.74%	18.56%
JXSB Jacksonville Bancorp Inc. of IL	7.1%	33.9%	2.0%	52.7%	83.5%	1.4%	0.0%	13.2%	0.9%	12.3%	3.07%	14.40%	-4.24%	1.48%	6.86%	14.57%	15.75%	10.40%	10.40%	16.70%
LSBI LSB Financial Corp. of Lafayette IN	10.3%	5.3%	1.9%	79.5%	84.7%	4.8%	0.0%	9.9%	0.0%	9.9%	2.14%	NM	-6.52%	3.18%	-12.20%	2.72%	2.72%	9.70%	9.70%	15.00%
RIVR River Valley Bancorp of IN	4.8%	26.9%	2.5%	62.0%	74.8%	14.3%	1.8%	8.2%	0.0%	8.2%	4.48%	27.20%	-3.87%	4.84%	4.82%	2.63%	2.64%	NA	NA	NA
WAYN Wayne Savings Bancshares of OH	4.0%	34.1%	2.1%	56.6%	81.2%	8.2%	0.0%	9.7%	0.5%	9.2%	0.28%	6.87%	-3.56%	3.69%	-26.93%	3.46%	3.91%	8.65%	8.65%	16.99%
WBKC Wolverine Bancorp, Inc. of MI	11.8%	1.6%	0.0%	83.6%	55.3%	21.2%	0.0%	22.4%	0.0%	22.4%	-6.85%	-38.68%	2.15%	-7.92%	-13.83%	2.08%	2.08%	NA	NA	24.71%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Madison County Financial, Inc.																				
June 30, 2012		1.63%	5.09%	0.85%	4.23%	0.27%	3.96%	0.00%	0.00%	0.51%	0.51%	2.32%	0.08%	0.24%	0.00%	5.44%	1.08%	4.36%	$4,864	29.27%
All Public Companies																				
Averages		0.26%	4.22%	1.12%	3.09%	0.49%	2.60%	0.03%	-0.09%	0.78%	0.72%	2.97%	0.04%	0.18%	0.00%	4.50%	1.31%	3.19%	$5,993	30.63%
Medians		0.42%	4.18%	1.06%	3.09%	0.30%	2.67%	0.00%	-0.02%	0.58%	0.54%	2.95%	0.00%	0.05%	0.00%	4.50%	1.28%	3.17%	$5,069	31.41%
Comparable Group																				
Averages		0.50%	4.57%	1.10%	3.47%	0.60%	2.87%	0.02%	-0.07%	0.67%	0.61%	3.02%	0.03%	0.17%	0.00%	4.84%	1.27%	3.57%	$3,898	28.81%
Medians		0.39%	4.59%	1.01%	3.62%	0.48%	2.78%	0.00%	-0.03%	0.66%	0.58%	3.05%	0.02%	0.20%	0.00%	4.87%	1.16%	3.76%	$3,714	28.54%
Comparable Group																				
CZWI	Citizens Commercial Bancorp Inc. of WI	0.00%	5.15%	1.38%	3.78%	0.96%	2.81%	0.04%	0.00%	0.37%	0.41%	3.13%	0.06%	-0.03%	0.00%	5.33%	1.54%	3.79%	$2,858	50.00%
FCAP	First Capital, Inc. of IN	0.91%	4.50%	0.77%	3.73%	0.41%	3.32%	0.00%	0.00%	0.77%	0.77%	2.99%	0.01%	0.18%	0.00%	4.79%	0.87%	3.91%	$3,294	28.36%
FCLF	First Clover Leaf Financial Corp. of IL	0.34%	4.11%	1.04%	3.07%	0.96%	2.11%	0.00%	-0.15%	0.47%	0.31%	2.18%	0.05%	0.22%	0.00%	4.40%	1.21%	3.19%	$6,395	16.79%
FFNM	First Federal of N. Michigan of MI	0.54%	4.69%	0.97%	3.71%	0.27%	3.44%	0.00%	0.00%	0.71%	0.71%	4.06%	0.13%	0.18%	0.00%	5.04%	1.11%	3.94%	$2,604	NM
FSFG	First Savings Financial Group of IN	0.72%	4.82%	0.94%	3.88%	0.29%	3.59%	0.00%	-0.05%	0.61%	0.56%	3.12%	0.06%	0.01%	0.00%	5.15%	1.08%	4.06%	$3,642	28.72%
JXSB	Jacksonville Bancorp Inc. of IL	1.12%	4.45%	0.87%	3.58%	0.17%	3.40%	0.12%	-0.01%	0.96%	1.06%	3.19%	0.00%	0.28%	0.00%	4.74%	1.02%	3.72%	$3,051	28.23%
LSBI	LSB Financial Corp. of Lafayette IN	0.25%	4.75%	1.09%	3.65%	1.31%	2.34%	0.00%	-0.21%	1.10%	0.90%	3.25%	0.00%	0.38%	0.00%	5.01%	1.22%	3.79%	$3,995	30.34%
RIVR	River Valley Bancorp of IN	0.39%	4.39%	1.41%	2.97%	0.69%	2.28%	0.00%	0.07%	0.29%	0.36%	2.46%	0.00%	0.25%	0.00%	4.69%	1.56%	3.13%	$4,493	NM
WAYN	Wayne Savings Bancshares of OH	0.36%	4.06%	0.92%	3.14%	0.39%	2.75%	0.00%	-0.17%	0.78%	0.61%	2.96%	0.02%	0.04%	0.00%	4.28%	1.03%	3.25%	$3,786	10.48%
WBKC	Wolverine Bancorp, Inc. of MI	0.40%	4.79%	1.57%	3.23%	0.56%	2.67%	0.00%	-0.17%	0.62%	0.45%	2.82%	0.00%	0.25%	0.00%	4.95%	2.01%	2.94%	$4,863	37.58%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Deposit growth funded the Company's asset growth, as well as a reduction in borrowings. While the Peer Group's asset shrinkage funded deposit run-off and a reduction in borrowings. Deposit growth for the Company equaled 12.5%, versus a 0.5% decline in deposits for the Peer Group. Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Company (15.1% increase versus a 9.3% increase for the Peer Group), with the Company's higher growth rate continuing to be supported by a higher return on equity and retention of all of its earnings into capital. Comparatively, the Peer Group's capital growth rate was slowed by capital management strategies implemented by some of the Peer Group companies, such as dividend payments and stock repurchases.

Table 3 displays comparative operating results for Madison County Financial and the Peer Group, based on earnings for the twelve months ended June 30, 2012 and March 31, 2012, respectively, unless otherwise indicated for the Peer Group companies. Madison County Financial and the Peer Group reported updated net income to average assets ratios of 1.63% and 0.50%, respectively. The Company's higher return continued to be realized through a higher net interest income ratio and lower ratios for loan loss provisions and operating expenses.

In terms of core earnings strength, updated expense coverage ratios posted by Madison County Financial and the Peer Group equaled 1.76x and 1.14x, respectively. The Company's higher expense coverage continued to be supported by a higher net interest income ratio and a lower operating expense ratio. The Company's higher net interest income ratio was realized through maintenance of a higher interest income ratio and a lower interest expense ratio, which was consistent with its higher interest rate spread.

Non-interest operating income remained a slightly larger contributor to the Peer Group's earnings, as such income amounted to 0.51% and 0.61% of the Company's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Madison County Financial's core earnings strength relative to the Peer Group's, the Company's updated efficiency ratio of 48.9% remained lower or more favorable than the Peer Group's efficiency ratio of 74.0%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a similar impact on the Company's and the Peer Group's earnings, as the Company and the Peer Group reported net non-operating gains equal to 0.24% and 0.17% of average assets, respectively. As set forth in the Original Appraisal and First Update, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given lesser consideration in developing core earnings for valuation purposes. In this appraisal, for both Madison County Financial and the Peer Group, we have considered earnings and profitability before and after such net gains and losses. Extraordinary items remained a non-factor in the Company's and the Peer Group's updated earnings.

Loan loss provisions remained a larger factor in the Peer Group's updated earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.27% and 0.60% of average assets, respectively.

The Company's effective tax rate of 29.27% was similar to the Peer Group's effective tax rate of 28.81%. As set forth in the prospectus, the Company's effective marginal tax rate is equal to 34.0%.

The Company's updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures. As shown in Table 4, the Company's non-performing assets/assets and non-performing loans/loans ratios of 0.16% and 0.21%, respectively, were lower than the comparable Peer Group ratios of 3.30% and 4.04%. The Company's updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (1,130.52% versus 45.49% for the Peer Group) and a higher level of reserves as a percent of loans (2.36% versus 1.60% for the Peer Group). Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 1.17% for the Peer Group compared to a net recovery of 0.04% of loans recorded by the Company. As noted in the Original Appraisal and First Update, the Company's more favorable credit quality measures were somewhat negated by the concentration of higher risk agricultural related loans that comprise the Company's loan portfolio, particularly in the prevailing environment where severe drought conditions in the Company's lending market may result in substantial reduction in crop yields and, thereby, adversely impact the ability of the Company's agricultural borrowers to repay their loans.

3. Stock Market Conditions

Since the date of the First Update, the performance of the broader stock market has been mixed. Stocks plunged at the start of June 2012, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate. After the Dow Jones Industrial Average ("DJIA") moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone. Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain's planned bank bailout, Greece's election results and the Federal Reserve's willingness to take more measures to stimulate the economy. Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June. Some positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain's troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012. The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors. Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market. Following the brief rally, stocks pulled back on euro zone concerns. On July 20, 2012, the DJIA closed at 12822.52 or 2.95% higher since

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

	Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
	Madison County Financial, Inc.	0.00%	0.16%	0.21%	2.36%	1130.52%	1130.52%	($76)	-0.04%
	All Public Companies								
	Averages	0.53%	3.54%	4.38%	1.54%	51.43%	45.07%	$1,452	0.73%
	Medians	0.18%	2.59%	3.31%	1.33%	37.50%	32.59%	$432	0.30%
	Comparable Group								
	Averages	0.38%	3.30%	4.04%	1.60%	45.49%	39.57%	$1,031	1.17%
	Medians	0.18%	3.35%	3.60%	1.40%	43.81%	40.15%	$514	0.40%
	Comparable Group								
CZWI	Citizens Commercial Bancorp Inc. of WI	0.21%	1.92%	2.12%	1.33%	62.73%	55.78%	$968	0.90%
FCAP	First Capital, Inc. of IN	0.13%	1.93%	2.89%	1.59%	54.93%	50.70%	$96	0.14%
FCLF	First Clover Leaf Financial Corp. of IL	1.00%	3.97%	3.95%	1.40%	35.45%	25.22%	$2,675	2.67%
FFNM	First Federal of N. Michigan of MI	1.67%	3.81%	3.25%	1.18%	32.76%	18.33%	$231	0.65%
FSFG	First Savings Financial Group of IN	0.19%	2.17%	2.83%	1.37%	48.48%	41.50%	$50	0.06%
JXSB	Jacksonville Bancorp Inc. of IL	0.00%	1.51%	2.40%	NA	78.54%	71.16%	$401	0.00%
LSBI	LSB Financial Corp. of Lafayette IN	0.16%	5.59%	6.71%	1.76%	26.29%	25.53%	$626	0.83%
RIVR	River Valley Bancorp of IN	0.00%	4.74%	6.53%	1.37%	23.82%	20.75%	$1,299	-0.03%
WAYN	Wayne Savings Bancshares of OH	0.03%	2.88%	4.95%	1.94%	39.14%	38.80%	$67	0.11%
WBKC	Wolverine Bancorp, Inc. of MI	0.41%	4.47%	4.74%	2.50%	52.78%	47.97%	$3,895	6.39%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the date of the First Update and the NASDAQ closed at 2925.30 or 3.09% higher since the date of the First Update.

Thrift stocks traded unevenly as well since the date of the First Update. The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June 2012, which was followed by an uneven trading performance for the thrift sector that was consistent with the volatility occurring in the broader stock market. A Moody's downgrade of five large U.S. bank, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June. Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from some upbeat reports for the housing sector and the restructuring of a bailout of Spain's s troubled banks.

Thrift stocks faltered in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns of a slowing U.S. economy. Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression. Thrift stocks faltered along with the broader stock market heading into late-July, as stocks were depressed by renewed fears that Spain would be unable to avoid a costly bailout. On July 20, 2012, the SNL Index for all publicly-traded thrifts closed at 511.1, an increase of 1.11% since May 25, 2012.

In contrast to the SNL Index, the updated pricing measures for the Peer Group generally reflected slight declines compared to the First Update. Comparatively, the updated pricing measures for all publicly-traded thrifts were higher since the date of the First Update and generally showed more significant increases relative to the increase in the SNL Index for all publicly-traded thrifts. The increases reflected in the SNL Index and the updated pricing measures for all publicly-traded thrifts, versus the slight declines reflected in the Peer Group's updated pricing ratios, implies that the larger market cap thrifts generally outperformed the smaller market cap thrifts since the date of the First Update. Since the date of the First Update, the stock prices of six out of the ten Peer Group companies were lower as of July 20, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of May 25, 2012 and July 20, 2012.

Average Pricing Characteristics

	At May 25, 2012	At July 20, 2012	% Change
Peer Group(1)			
Price/Earnings (x)	18.73x	18.80x	0.4%
Price/Core Earnings (x)	13.78	13.53	(1.8)
Price/Book (%)	70.67%	69.50%	(1.7)
Price/Tangible Book(%)	75.09	73.84	(1.7)
Price/Assets (%)	8.36	8.25	(1.3)
Avg. Mkt. Capitalization ($Mil)	$33.81	$33.31	(1.5)

Average Pricing Characteristics (continued)

	At May 25, 2012	At July 20, 2012	% Change
All Publicly-Traded Thrifts(1)			
Price/Earnings (x)	18.84x	19.07x	1.2%
Price/Core Earnings (x)	19.53	19.66	0.7
Price/Book (%)	79.31%	85.07%	7.3
Price/Tangible Book(%)	85.86	91.61	6.7
Price/Assets (%)	9.78	10.41	6.4
Avg. Mkt. Capitalization ($Mil)	$292.93	$302.48	3.3

As set forth in the Original Appraisal and First Update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, two standard conversions and one second-step conversion have been completed during the past three months. The standard conversion offerings are considered to be more relevant for Madison County Financial's pro forma pricing. Both of the recent standard conversion offerings were closed at the top of their respective super ranges. The average closing pro forma price/tangible book ratio of the two recent standard conversion offerings equaled 60.1%. On average, the two standard conversion offerings reflected price appreciation of 10.3% after the first week of trading. As of July 20, 2012, the two recent standard conversion offerings reflected a 10.2% increase in price on average.

Shown in Table 6 are the current pricing ratios for the three fully-converted offerings completed during the past three months, which are all traded on NASDAQ. The current average P/TB ratio of the fully-converted recent conversions equaled 68.01%, based on closing stock prices as of July 20, 2012.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institution	Conversion Date	Ticker	Pre-Conversion Data: Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information (Excluding Foundation): Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Char. Found.: Form	% of Public Off. Excl. Fdn. (%)	Insider Purchases (% Off Incl. Fdn.+Merger Shares), Benefit Plans: ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Div. Yield (%)
Standard Conversions																	
HomeTrust Bancshares, Inc. - NC	7/11/12	HTBI-NASDAQ	$ 1,564	10.93%	5.72%	47%	$ 211.6	100%	132%	3.3%	N.A.	N.A.	5.0%	4.0%	10.0%	2.4%	0.00%
FS Bancorp, Inc. - WA*(1)	7/10/12	FSBW-NASDAQ	$ 301	8.99%	2.59%	216%	$ 32.4	100%	132%	6.9%	N.A.	N.A.	8.0%	4.0%	10.0%	2.7%	0.00%
Averages - Standard Conversions:			$ 933	9.96%	4.16%	131%	$ 122.0	100%	132%	5.1%	N.A.	N.A.	6.5%	4.0%	10.0%	2.5%	0.00%
Medians - Standard Conversions:			$ 933	9.96%	4.16%	131%	$ 122.0	100%	132%	5.1%	N.A.	N.A.	6.5%	4.0%	10.0%	2.5%	0.00%
Second Step Conversions																	
Georgetown Bancorp, Inc., - MA*	7/12/12	GTWN-NASDAQ	$ 206	9.96%	1.15%	72%	$ 11.0	57%	110%	9.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.3%	0.00%
Averages - Second Step Conversions:			$ 206	9.96%	1.15%	72%	$ 11.0	57%	110%	9.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.3%	0.00%
Medians - Second Step Conversions:			$ 206	9.96%	1.15%	72%	$ 11.0	57%	110%	9.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.3%	0.00%
Averages - All Conversions:			$ 690	9.96%	2.83%	112%	$ 85.0	88%	125%	6.7%	N.A.	N.A.	7.0%	4.0%	10.0%	2.4%	0.00%
Medians - All Conversions:			$ 301	9.96%	2.22%	72%	$ 32.4	100%	132%	6.9%	N.A.	N.A.	8.0%	4.0%	10.0%	2.4%	0.00%

Institution	Pro Forma Data: Pricing Ratios(2)(5): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends (Closing Price): First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 7/20/12 ($)	% Chge (%)
Standard Conversions															
HomeTrust Bancshares, Inc. - NC	59.4%	NM	12.1%	-0.8%	20.4%	-3.7%	$10.00	$11.70	17.0%	$12.01	20.1%	$12.04	20.4%	$12.04	20.4%
FS Bancorp, Inc. - WA*(1)	60.8%	30.3x	9.9%	0.3%	16.3%	2.0%	$10.00	$10.01	0.1%	$10.04	0.4%	$10.00	0.0%	$10.00	0.0%
Averages - Standard Conversions:	60.1%	30.3x	11.0%	-0.2%	18.3%	-0.9%	$10.00	$10.86	8.6%	$11.03	10.3%	$11.02	10.2%	$11.02	10.2%
Medians - Standard Conversions:	60.1%	30.3x	11.0%	-0.2%	18.3%	-0.9%	$10.00	$10.86	8.6%	$11.03	10.3%	$11.02	10.2%	$11.02	10.2%
Second Step Conversions															
Georgetown Bancorp, Inc., - MA*	66.7%	26.79	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$10.77	7.7%	$10.77	7.7%
Averages - Second Step Conversions:	66.7%	26.8x	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$10.77	7.7%	$10.77	7.7%
Medians - Second Step Conversions:	66.7%	26.8x	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$10.77	7.7%	$10.77	7.7%
Averages - All Conversions:	62.3%	28.5x	10.4%	0.0%	16.8%	0.3%	$10.00	$10.89	8.9%	$11.24	12.4%	$10.94	9.4%	$10.94	9.4%
Medians - All Conversions:	60.8%	28.5x	9.9%	0.3%	16.3%	2.0%	$10.00	$10.97	9.7%	$11.66	16.6%	$10.77	7.7%	$10.77	7.7%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

July 20, 2012

Table 6
Market Pricing Comparatives
Prices As of July 20, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	$11.92	$272.51	$0.21	$13.50	20.06x	89.19%	11.12%	95.97%	20.70x	$0.20	1.67%	24.90%	$2,705	12.52%	11.87%	3.54%	0.24%	1.95%	0.13%	0.73%
Converted Last 3 Months (no MHC)	$10.94	$102.58	$0.02	$16.10	31.80x	68.01%	11.40%	68.01%	29.71x	$0.00	0.00%	0.00%	$763	16.75%	16.75%	3.57%	-0.10%	-0.09%	-0.03%	0.31%
<u>Converted Last 3 Months (no MHC)</u>																				
FSBW FS Bancorp, Inc. of WA	$10.00	$32.40	$0.33	$16.45	34.48x	60.79%	9.91%	60.79%	30.30x	$0.00	0.00%	0.00%	$327	16.30%	16.30%	2.64%	0.29%	1.76%	0.33%	2.01%
GTWND Georgetown Bancorp, Inc. of MA	$10.77	$20.57	$0.37	$15.00	29.11x	71.80%	9.75%	71.80%	29.11x	$0.00	0.00%	0.00%	$211	13.58%	13.58%	1.15%	0.33%	2.47%	0.33%	2.67%
HTBI HomeTrust Bancshrs, Inc. of NC	$12.04	$254.77	($0.63)	$16.85	NM	71.45%	14.56%	71.45%	NM	$0.00	0.00%	NM	$1,750	20.37%	20.37%	6.91%	-0.92%	-4.51%	-0.76%	-3.74%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary of Adjustments

In the First Update, we made the following adjustments to Madison County Financial's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Upward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Company's updated financial condition remained slightly more favorable than the Peer Group's updated financial condition, based on upward adjustments for the Company's credit quality, funding liabilities and capital strength. A moderate upward adjustment remained appropriate for earnings, based on upward adjustments for the Company's reported earnings, core earnings and credit risk. A slight upward adjustment remained appropriate for asset growth, as the Company's stronger historical growth was largely sustained by growth of cash and investments rather than loans and the Company's pro forma leverage capacity will be greater than the Peer Group's.

The general market for thrift stocks was up slightly since the date of the First Update, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts. Comparatively, the updated pricing measures for the Peer Group were generally slightly lower since the date of the First Update. Two standard conversion offerings were completed during the past three months, both of which were oversubscribed and closed at the top of their respective super ranges. As of July 20, 2012, the two recent standard conversion offerings reflected an average price increase of 10.2% from their IPO prices. The strong investor interest shown for the two recent conversion offerings is viewed as a positive development for marketing of the issue.

Overall, taking into account the foregoing factors, we believe that an increase in Madison County Financial's estimated pro market value as set forth in the First Update is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Madison County Financial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the First Update were updated with the Company's financial data as of June 30, 2012.

Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal and First Update, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal and First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Madison County Financial's value is appropriate. Therefore, as of July 20, 2012, the pro forma market value of Madison County Financial's conversion stock equaled $36,000,000 at the midpoint.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings equaled $3.794 million for the twelve months ended June 30, 2012. In deriving Madison County Financial's core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of loans and investments, which equaled $535,000 and $27,000, respectively. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0%, the Company's core earnings were determined to equal $3.423 million for the twelve months ended June 30, 2012. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$3,794
Less: Gain on sale of loans(1)	(353)
Less: Gain on sale of investments(1)	(18)
Core earnings estimate	$3,423

(1) Tax effected at 34.0%.

Based on Madison County Financial's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's reported and core P/E multiples at the $36.0 million updated midpoint value equaled 10.24 times and 11.45 times, respectively. The Company's updated reported and core P/E multiples provided for discounts of 45.53% and 15.37% relative to the Peer Group's average reported and core P/E multiples of 18.80 times and 13.53 times, respectively (versus discounts of 50.24% and 26.20% relative to the Peer Group's average reported and core P/E multiples as indicated in the First Update). The Company's updated reported and core P/E multiples indicated discounts of 39.55% and 3.29% relative to the Peer Group's median reported and core P/E multiples, which equaled 16.94 times and 11.84 times, respectively (versus discounts of 45.88% and 11.41% relative to the Peer Group's median reported and core P/E multiples as indicated in the First Update). The Company's pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 8.61 times and 13.89 times, respectively, and based on core earnings at the minimum and the super maximum equaled 9.61 times and 15.58 times, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $36.0 million updated midpoint value, the Company's P/B and P/TB ratios equaled 57.80% and 59.10%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 69.50% and 73.84%, respectively, Madison County Financial's updated ratios reflected a discount of 16.83% on a P/B basis and a discount of 19.96% on a P/TB basis (versus discounts of 21.17% and 23.94% from the Peer Group's average P/B and P/TB ratios as indicated in the First Update). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 66.07% and 74.20%, respectively, Madison County Financial's updated ratios at the updated midpoint value reflected discounts of 12.52% and 20.35% (versus discounts of 14.67% and 21.25% from the Peer Group's median P/B and P/TB ratios as indicated in the First Update). At the top of the super range, the Company's P/B and P/TB ratios equaled 65.79% and 67.07%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 5.34% and 9.17%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 0.42% and 9.61%, respectively.

Table 7
Public Market Pricing
Madison County Financial, Inc. and the Comparables
As of July 20, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)				
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)
Madison County Financial, Inc.									
Superrange	$10.00	$47.61	$0.64	$15.20	13.89x	65.79%	17.40%	67.07%	15.58x
Maximum	$10.00	$41.40	$0.75	$16.18	11.92x	61.80%	15.43%	63.09%	13.34x
Midpoint	$10.00	$36.00	$0.87	$17.30	10.24x	57.80%	13.66%	59.10%	11.45x
Minimum	$10.00	$30.60	$1.04	$18.82	8.61x	53.13%	11.82%	54.44%	9.61x
All Non-MHC Public Companies (7)									
Averages	$12.47	$302.48	$0.19	$14.55	19.07x	85.07%	10.41%	91.61%	19.66x
Medians	$12.49	$79.28	$0.33	$14.38	17.83x	82.80%	10.25%	87.56%	18.06x
Comparable Group Averages									
Averages	$12.84	$33.31	$0.59	$17.69	18.80x	69.50%	8.25%	73.84%	13.53x
Medians	$16.09	$30.16	$0.34	$18.44	16.94x	66.07%	7.76%	74.20%	11.84x
Comparable Group									
CZWI Citizens Commercial Bancorp Inc. of WI	$5.50	$28.23	$0.02	$10.36	NM	53.09%	5.34%	53.45%	NM
FCAP First Capital, Inc. of IN	$20.00	$55.72	$1.25	$18.30	13.89	109.29%	12.62%	122.25%	16.00x
FCLF First Clover Leaf Financial Corp. of IL	$6.00	$46.12	$0.14	$10.13	24	59.23%	8.29%	70.18%	NM
FFNM First Federal of N. Michigan of MI	$3.47	$10.01	$0.32	$8.71	8.46	39.84%	4.63%	40.26%	10.84x
FSFG First Savings Financial Group of IN	$17.99	$42.53	$1.52	$26.15	11.68	68.80%	7.79%	78.94%	11.84x
JXSB Jacksonville Bancorp Inc. of IL	$16.41	$31.56	$1.50	$21.79	9.12	75.31%	9.95%	80.56%	10.94x
LSBI LSB Financial Corp. of Lafayette IN	$18.49	$28.77	$0.01	$23.64	30.82	78.21%	7.74%	78.21%	NM
RIVR River Valley Bancorp of IN	$15.77	$23.88	$0.36	$18.58	19.96	84.88%	5.90%	85.11%	NM
WAYN Wayne Savings Bancshares of OH	$8.30	$24.93	$0.46	$13.18	16.94	62.97%	6.10%	66.14%	18.04x
WBKC Wolverine Bancorp, Inc. of MI	$16.50	$41.32	$0.28	$26.05	34.38	63.34%	14.16%	63.34%	NM

	Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Madison County Financial, Inc.											
Superrange	$0.00	0.00%	0.00%	$274	26.45%	25.94%	0.14%	1.25%	4.74%	1.12%	4.22%
Maximum	$0.00	0.00%	0.00%	$268	24.97%	24.46%	0.14%	1.29%	5.19%	1.16%	4.63%
Midpoint	$0.00	0.00%	0.00%	$264	23.63%	23.11%	0.14%	1.33%	5.64%	1.19%	5.05%
Minimum	$0.00	0.00%	0.00%	$259	22.25%	21.72%	0.15%	1.37%	6.17%	1.23%	5.53%
All Non-MHC Public Companies (7)											
Averages	$0.21	1.64%	24.81%	$2,851	12.33%	11.71%	3.57%	0.20%	1.58%	0.08%	0.30%
Medians	$0.16	1.11%	0.00%	$923	11.84%	11.13%	2.60%	0.41%	3.13%	0.31%	2.21%
Comparable Group Averages											
Averages	$0.24	1.83%	18.08%	$408	12.50%	11.94%	3.30%	0.49%	4.10%	0.37%	3.10%
Medians	$0.12	0.91%	0.00%	$407	11.60%	11.00%	3.35%	0.38%	3.69%	0.29%	2.58%
Comparable Group											
CZWI Citizens Commercial Bancorp Inc. of WI	$0.00	0.00%	NM	$529	10.06%	10.00%	1.92%	0.00%	0.00%	0.02%	0.19%
FCAP First Capital, Inc. of IN	$0.76	3.80%	52.78%	$441	11.58%	10.48%	1.93%	0.91%	8.00%	0.79%	6.94%
FCLF First Clover Leaf Financial Corp. of IL	$0.24	4.00%	NM	$556	14.00%	12.08%	3.97%	0.34%	2.46%	0.19%	1.38%
FFNM First Federal of N. Michigan of MI	$0.00	0.00%	0.00%	$216	11.62%	11.52%	3.81%	0.54%	4.85%	0.42%	3.79%
FSFG First Savings Financial Group of IN	$0.00	0.00%	0.00%	$546	14.45%	13.19%	2.17%	0.68%	5.25%	0.67%	5.18%
JXSB Jacksonville Bancorp Inc. of IL	$0.30	1.83%	16.67%	$317	13.21%	12.45%	1.51%	1.12%	8.69%	0.93%	7.24%
LSBI LSB Financial Corp. of Lafayette IN	$0.00	0.00%	0.00%	$372	9.90%	9.90%	5.59%	0.26%	2.57%	0.00%	0.04%
RIVR River Valley Bancorp of IN	$0.84	5.33%	NM	$404	8.19%	8.17%	4.74%	0.30%	3.64%	0.14%	1.66%
WAYN Wayne Savings Bancshares of OH	$0.28	3.37%	57.14%	$409	9.68%	9.26%	2.88%	0.36%	3.73%	0.34%	3.51%
WBKC Wolverine Bancorp, Inc. of MI	$0.00	0.00%	0.00%	$292	22.36%	22.36%	4.47%	0.40%	1.86%	0.23%	1.09%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings were completed during the past three months. In comparison to the 60.10% average closing forma P/TB ratio of the recent standard conversions, the Company's P/TB ratio of 59.10% at the midpoint value reflects an implied discount of 1.66%. At the top of the super range, the Company's P/TB ratio of 67.07% reflects an implied premium of 11.60% relative to the recent standard conversions average P/TB ratio at closing. The current average P/TB ratio of the two recent standard conversions that are publicly-traded equaled 66.12%, based on closing stock prices as of July 20, 2012. In comparison to the current average P/TB ratio of the recent publicly-traded standard conversions, the Company's P/TB ratio at the midpoint value reflects an implied discount of 10.62% and at the top of the super range reflects an implied premium of 1.44%.

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $36.0 million updated midpoint value, Madison County Financial's pro forma P/A ratio equaled 13.66%. In comparison to the Peer Group's average P/A ratio of 8.25%, Madison County Financial's P/A ratio indicated a premium of 65.58% (versus a premium of 49.64% at the midpoint valuation in the First Update). In comparison to the Peer Group's median P/A ratio of 7.76%, Madison County Financial's P/A ratio at the $36.0 million updated midpoint value indicated a premium of 76.03% (versus a premium of 67.47% at the midpoint valuation in the First Update).

<u>Valuation Conclusion</u>

We have concluded that the Company's estimated pro forma market value should be increased since the date of the First Update. Accordingly, it is our opinion that, as of July 20, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $36,000,000 at the midpoint, equal to 3,600,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $30,600,000 and a maximum value of $41,400,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,060,000 at the minimum and 4,140,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $47,610,000 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares

outstanding of 4,761,000. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of July 20, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(112)	12.47	33,220	302.5	13.79	9.34	12.51	-0.45	4.95	15.00	0.34	0.19	14.55	13.70	133.19
NYSE Traded Companies(6)	10.04	246,663	1,762.0	11.49	7.70	10.32	-1.92	-8.21	24.97	0.60	0.27	10.83	8.08	118.45
NASDAQ Listed OTC Companies(106)	12.59	22,859	231.6	13.90	9.42	12.62	-0.38	5.59	14.52	0.33	0.18	14.73	13.97	133.91
California Companies(5)	11.78	9,004	126.0	13.08	8.26	11.87	-3.82	2.16	6.68	-0.50	-0.98	12.45	12.37	149.79
Florida Companies(2)	12.00	77,995	935.9	12.59	10.23	12.18	-1.48	20.00	20.00	0.71	-0.21	11.00	10.78	176.61
Mid-Atlantic Companies(32)	12.84	52,124	515.4	14.46	9.56	12.74	0.02	-0.92	9.07	0.47	0.46	14.17	12.86	132.81
Mid-West Companies(27)	10.22	35,371	152.4	11.47	7.49	10.20	0.12	9.48	24.18	0.20	-0.15	13.82	13.09	145.15
New England Companies(20)	15.07	31,173	367.4	16.13	11.91	15.24	-1.11	4.93	10.56	0.69	0.69	15.59	14.27	127.20
North-West Companies(7)	12.48	24,023	319.7	13.80	8.15	12.73	0.34	-0.45	14.32	0.54	0.49	15.08	14.46	135.49
South-East Companies(15)	11.48	7,548	87.8	12.85	8.86	11.54	-0.41	8.99	17.64	-0.06	-0.21	15.21	15.12	110.56
South-West Companies(2)	17.23	6,456	132.3	17.72	11.46	17.50	-1.56	25.68	31.16	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	16.79	7,443	148.2	17.60	14.05	17.30	-2.13	4.22	11.09	0.87	0.71	16.75	16.74	114.23
Thrift Strategy(106)	12.07	30,935	270.3	13.38	9.09	12.10	-0.44	4.92	15.24	0.26	0.13	14.32	13.52	129.41
Mortgage Banker Strategy(2)	11.41	11,014	125.7	11.81	7.92	11.30	0.97	38.81	22.42	0.78	-0.96	13.01	13.01	116.85
Real Estate Strategy(1)	2.00	25,745	51.5	2.39	1.25	1.97	1.52	14.29	36.05	-0.18	-0.52	2.71	2.71	31.33
Diversified Strategy(2)	27.61	178,788	2,198.0	29.35	20.20	27.07	-0.32	-3.41	5.56	1.57	1.35	27.18	22.11	288.40
Companies Issuing Dividends(69)	13.70	40,107	429.8	15.09	10.41	13.71	-0.32	4.90	13.52	0.64	0.49	15.01	13.74	136.79
Companies Without Dividends(43)	10.54	22,399	102.4	11.75	7.66	10.63	-0.66	5.02	17.33	-0.14	-0.29	13.82	13.62	127.53
Equity/Assets <6%(8)	5.40	82,035	89.4	8.92	2.88	5.33	-2.84	-35.37	5.09	-2.84	-3.37	8.90	8.79	240.29
Equity/Assets 6-12%(48)	13.08	26,790	217.3	14.26	9.31	12.94	1.27	6.84	17.46	0.74	0.58	14.54	13.73	161.15
Equity/Assets >12%(56)	12.87	32,286	397.6	14.02	10.17	13.07	-1.54	8.47	14.26	0.42	0.32	15.26	14.28	97.34
Converted Last 3 Mths (no MHC)(3)	10.94	8,770	102.6	11.47	9.39	11.05	-1.11	5.98	9.12	-0.03	0.02	16.10	16.10	98.04
Actively Traded Companies(3)	37.99	54,505	914.6	39.91	28.95	38.33	-0.71	1.56	19.71	3.52	3.52	28.90	27.70	334.03
Market Value Below $20 Million(10)	3.44	3,541	11.1	5.33	2.65	3.54	-3.19	-25.82	-5.19	-1.70	-1.92	8.95	8.90	158.42
Holding Company Structure(99)	11.79	36,022	319.9	13.15	8.80	11.79	-0.26	3.77	15.12	0.22	0.07	14.09	13.13	129.03
Assets Over $1 Billion(53)	14.23	65,643	597.3	15.41	10.43	14.45	-1.58	8.68	18.02	0.82	0.64	14.59	13.22	137.17
Assets $500 Million-$1 Billion(29)	10.03	7,773	63.6	11.50	7.34	9.83	1.69	1.40	14.46	-0.16	-0.26	12.91	12.34	123.91
Assets $250-$500 Millfon(25)	12.76	3,103	37.6	14.10	10.16	12.70	-0.39	5.73	13.19	0.21	0.03	17.03	16.73	134.42
Assets less than $250 Million(5)	7.14	2,079	16.5	8.83	5.50	7.24	-1.47	-16.38	-3.13	-0.97	-1.06	10.92	10.89	139.15
Goodwill Companies(62)	11.76	50,469	430.9	13.13	8.84	11.75	-0.04	1.75	13.99	0.44	0.27	14.21	12.67	138.24
Non-Goodwill Companies(49)	13.39	11,458	139.5	14.67	9.93	13.50	-0.99	8.69	16.17	0.23	0.11	14.93	14.93	127.82
Acquirors of FSLIC Cases(1)	15.92	106,884	1,701.6	18.42	12.15	15.98	-0.38	-7.06	13.80	1.20	1.20	17.85	15.45	126.90

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	9.34	35,743	131.7	10.27	7.46	9.34	0.40	1.95	15.38	0.35	0.28	8.55	8.03	73.24
NASDAQ Listed OTC Companies(23)	9.34	35,743	131.7	10.27	7.46	9.34	0.40	1.95	15.38	0.35	0.28	8.55	8.03	73.24
Mid-Atlantic Companies(14)	9.71	29,167	133.9	10.79	7.87	9.70	0.34	0.23	14.19	0.39	0.36	8.63	8.22	80.08
Mid-West Companies(5)	7.43	72,088	173.0	8.09	5.63	7.35	1.24	6.69	25.52	0.25	-0.01	7.61	6.76	56.88
New England Companies(2)	9.71	14,337	77.1	10.55	7.36	9.82	0.53	-3.39	9.21	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	11.17	12,310	67.9	11.78	9.25	11.31	-1.46	7.46	4.54	0.39	0.41	10.22	10.06	58.99
Thrift Strategy(23)	9.34	35,743	131.7	10.27	7.46	9.34	0.40	1.95	15.38	0.35	0.28	8.55	8.03	73.24
Companies Issuing Dividends(15)	9.55	12,323	53.4	10.57	7.83	9.47	1.50	-0.42	9.27	0.42	0.41	9.19	8.67	77.40
Companies Without Dividends(8)	8.95	79,655	278.7	9.70	6.77	9.11	-1.68	6.38	26.84	0.22	0.05	7.37	6.84	65.45
Equity/Assets <6%(1)	10.00	2,618	9.0	10.25	8.01	9.25	8.11	13.51	12.23	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.82	21,925	104.5	9.86	6.82	8.83	0.51	4.50	27.57	0.33	0.23	8.19	7.95	81.48
Equity/Assets >12%(11)	9.80	52,571	170.1	10.68	8.06	9.86	-0.42	-1.66	3.47	0.33	0.32	8.83	8.12	55.40
Holding Company Structure(21)	9.49	37,425	138.9	10.41	7.52	9.48	0.51	2.70	16.17	0.36	0.28	8.75	8.18	75.83
Assets Over $1 Billion(10)	10.50	73,654	276.0	11.50	8.30	10.75	-2.32	5.09	14.97	0.26	0.15	7.68	7.17	60.70
Assets $500 Million-$1 Billion(5)	8.71	7,311	24.2	9.97	6.95	8.44	3.61	-0.95	27.26	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	8.32	5,886	17.7	8.87	6.82	8.15	2.24	1.40	11.52	0.46	0.45	9.51	8.87	87.07
Assets less than $250 Million(1)	7.99	7,780	25.0	9.26	6.08	8.10	-1.36	-11.12	-12.96	0.24	0.24	7.62	5.75	28.51
Goodwill Companies(15)	9.24	50,164	185.5	10.17	7.34	9.28	0.24	2.03	11.20	0.30	0.21	8.12	7.32	69.76
Non-Goodwill Companies(8)	9.53	8,702	31.0	10.44	7.69	9.46	0.69	1.78	23.21	0.43	0.42	9.38	9.38	79.78
MHC Institutions(23)	9.34	35,743	131.7	10.27	7.46	9.34	0.40	1.95	15.38	0.35	0.28	8.55	8.03	73.24

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2012

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.31	98,281	915.0	12.47	6.58	10.00	-6.90	-28.82	9.66	0.51	0.48	12.93	11.04	174.11
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.95	15,701	93.4	7.00	1.82	5.64	5.50	29.07	76.04	-1.28	0.02	-2.01	-2.01	245.01
EVER	EverBank Financial Corp. of FL*	12.00	77,995	935.9	12.59	10.23	12.18	-1.48	20.00	20.00	0.71	-0.21	11.00	10.78	176.61
FBC	Flagstar Bancorp, Inc. of MI*	0.91	557,723	507.5	1.27	0.45	0.89	2.25	-21.55	78.43	-0.32	-0.85	1.49	1.43	25.18
NYB	New York Community Bcrp of NY*	12.58	439,134	5,524.3	15.08	11.13	12.57	0.08	-16.58	1.70	1.08	0.93	12.71	7.05	98.01
PFS	Provident Fin. Serv. Inc of NJ*	15.41	60,183	927.4	16.02	10.12	15.98	-3.57	5.91	15.09	1.04	1.00	16.04	10.08	118.32
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	14.30	5,585	79.9	14.60	11.30	14.29	0.07	43.00	22.22	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	12.47	5,474	68.3	12.75	9.31	12.55	-0.64	12.85	15.78	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	11.30	2,550	28.8	12.47	3.95	10.75	5.12	23.50	82.26	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	14.25	2,777	39.6	16.00	9.56	15.00	-5.00	10.72	18.75	0.70	0.26	18.24	18.12	105.83
ACFC	Atlantic Coast Fin. Corp of GA*	2.40	2,629	6.3	6.35	0.87	2.47	-2.83	-61.72	-15.79	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.60	9,173	115.6	13.37	9.76	12.99	-3.00	26.00	19.54	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	4.34	46,326	201.1	4.55	2.42	4.45	-2.47	16.04	36.48	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	8.21	21,073	173.0	8.89	5.25	8.04	2.11	-1.32	48.73	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY(8)*	19.68	6,199	122.0	20.14	12.67	20.12	-2.19	47.97	41.89	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(42.9)	8.74	80,218	315.2	9.29	7.12	8.95	-2.35	8.57	4.55	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	21.65	21,192	458.8	24.49	17.11	22.28	-2.83	-6.11	-2.43	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	20.44	11,430	233.6	20.67	11.46	20.21	1.14	37.18	25.78	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	0.91	1,745	1.6	2.07	0.91	1.10	-17.27	-59.19	-41.67	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.87	70,041	621.3	9.78	7.12	9.18	-3.38	-3.59	5.09	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.35	10,878	58.2	6.29	4.11	5.21	2.69	-4.29	24.13	-0.96	-1.07	9.50	9.50	107.61
CMSB	CMS Bancorp Inc of W Plains NY*	6.55	1,863	12.2	9.20	6.50	7.50	-12.67	-25.31	-19.53	-0.08	-0.13	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	9.13	13,314	121.6	10.11	6.44	9.60	-4.90	-8.61	16.31	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.75	165,299	1,942.3	12.16	10.28	11.99	-2.00	0.00	1.82	0.44	0.44	11.57	11.57	57.91
CARV	Carver Bancorp, Inc. of NY*	6.79	3,695	25.1	18.00	1.10	7.25	-6.34	-49.70	-18.09	-6.28	-5.99	2.37	2.37	173.54
CEBK	Central Bncrp of Somerville MA(8)*	31.99	1,691	54.1	32.14	16.02	32.07	-0.25	59.95	87.62	-0.01	-0.23	20.92	19.60	309.62
CFBK	Central Federal Corp. of OH*	1.69	826	1.4	5.25	1.36	1.65	2.42	-61.59	-45.48	-5.91	-6.43	2.53	2.43	292.30
CHFN	Charter Fin Corp MHC GA (37.2)	9.33	18,272	106.9	10.50	7.60	9.61	-2.91	-0.74	0.76	0.19	0.24	7.50	7.18	58.60
CHEV	Cheviot Financial Corp. of OH*	8.63	7,597	65.6	10.74	8.01	8.66	-0.35	-15.97	-0.58	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.39	5,608	80.7	14.96	11.71	14.28	0.77	1.70	2.06	0.26	0.24	16.00	16.00	107.89
CZWI	Citizens Comm Bncorp Inc of WI*	5.50	5,133	28.2	6.32	4.51	5.65	-2.65	-10.71	7.21	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC(8)*	6.84	11,506	78.7	7.00	2.90	6.95	-1.58	69.73	95.43	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.01	26,138	96.2	11.20	8.88	10.24	-2.25	-9.58	7.87	0.30	0.30	7.13	7.13	42.14
COBK	Colonial Financial Serv. of NJ*	12.99	3,995	51.9	13.41	10.54	13.15	-1.22	4.34	4.25	0.69	0.63	17.90	17.90	159.94
CFFC	Community Fin. Corp. of VA*	4.08	4,362	17.8	4.11	2.26	3.68	10.87	8.22	24.39	0.24	0.24	8.70	8.70	115.52
DCOM	Dime Community Bancshars of NY*	14.46	35,170	508.6	15.01	9.61	14.70	-1.63	-3.34	14.76	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	13.73	14,641	201.0	14.71	9.85	13.98	-1.79	-0.15	-2.42	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.44	12,110	126.4	12.39	9.34	11.38	-8.26	-14.71	-0.29	0.38	0.35	13.38	13.24	92.01
EBMT	Eagle Bancorp Montants of MT*	10.26	3,879	39.8	10.85	9.48	10.27	-0.10	-3.30	4.16	0.53	0.24	13.78	13.78	85.63
FSBW	FS Bancorp, Inc. of WA*	10.00	3,240	32.4	10.31	9.90	10.16	-1.57	0.00	0.00	0.29	0.33	16.45	16.45	100.95
FFCO	FedFirst Financial Corp of PA*	14.38	2,912	41.9	15.15	12.66	14.25	0.91	-4.20	4.96	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	21.09	3,068	64.7	21.49	8.00	11.80	78.73	86.31	109.85	0.42	0.43	14.75	13.88	217.02
FCAP	First Capital, Inc. of IN*	20.00	2,786	55.7	21.95	17.00	19.07	4.88	17.65	7.93	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.05	5.69	6.00	0.00	-14.53	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.06	17,880	233.5	14.21	10.24	13.41	-2.61	17.87	0.38	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	17.40	9,728	169.3	18.06	12.60	18.02	-3.44	22.19	19.26	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.47	2,884	10.0	4.29	2.52	3.48	-0.29	-5.45	21.33	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR*	8.15	19,303	157.3	9.97	4.30	8.40	-2.98	26.75	88.66	-0.90	-0.91	3.58	3.58	29.71
FFNW	First Fin NW, Inc of Renton WA*	8.04	18,805	151.2	8.35	4.06	8.29	-3.02	66.46	36.27	0.18	0.12	9.71	9.71	55.16
BANC	First PacTrust Bancorp of CA*	11.71	11,660	136.5	15.50	10.00	11.72	-0.09	-22.09	14.24	-0.34	-0.37	13.04	13.04	92.89
FSFG	First Savings Fin. Grp. of IN*	17.99	2,364	42.5	19.04	14.79	17.88	0.62	12.79	6.32	1.54	1.52	26.15	22.79	231.07
FFIC	Flushing Fin. Corp. of NY*	13.43	30,920	415.3	14.48	10.00	13.78	-2.54	4.51	6.33	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	14.57	12,754	185.8	15.05	11.85	14.35	1.53	7.69	15.36	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	16.67	14,303	238.4	17.27	10.69	16.95	-1.65	35.09	40.79	0.14	0.32	18.38	18.38	76.90
GTWND	Georgetown Bancorp, Inc. of MA*	10.77	1,910	20.6	11.95	7.03	11.00	-2.09	-2.45	6.95	0.37	0.37	15.00	15.00	110.48
GCBC	Green Co Bcrp MHC of NY (44.7)	18.75	4,167	34.0	20.90	16.65	18.75	0.00	6.53	10.23	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.96	7,039	91.2	13.25	7.76	13.25	-2.19	26.44	20.33	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	2.80	4,424	12.4	3.50	1.50	2.92	-4.11	2.19	44.33	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	12.51	6,086	76.1	13.50	10.77	12.90	-3.02	-5.94	6.02	0.35	0.30	14.37	14.37	100.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
HARL Harleysville Svgs Fin Cp of PA*	17.93	3,747	67.2	19.48	11.57	17.30	3.64	20.74	25.03	1.51	1.70	15.49	15.49	224.78
HBOS Heritage Fin Group, Inc of GA*	13.23	8,669	114.7	13.50	10.01	13.01	1.69	11.27	12.12	0.41	0.46	14.43	13.89	124.06
HIFS Hingham Inst. for Sav. of MA*	60.05	2,126	127.7	61.40	45.75	60.68	-1.04	10.18	25.63	5.84	5.84	39.94	39.94	541.15
HBCP Home Bancorp Inc. Lafayette LA*	16.86	7,762	130.9	17.70	13.66	17.39	-3.05	15.09	8.77	0.82	0.93	17.74	17.42	126.20
HFBL Home Federal Bancorp Inc of LA*	15.60	2,969	46.3	22.00	12.76	15.60	0.00	20.00	9.94	0.86	0.30	16.97	16.97	89.69
HMST HomeStreet, Inc. of WA*	35.70	7,163	255.7	38.00	22.66	37.52	-4.85	-18.86	-18.86	5.95	5.84	26.70	26.70	330.52
HTBI HomeTrust Bancshrs, Inc. of NC*	12.04	21,160	254.8	12.15	11.24	12.00	0.33	20.40	20.40	-0.76	-0.63	16.85	16.85	82.70
HFBC HopFed Bancorp, Inc. of KY*	7.43	7,494	55.7	9.05	4.98	7.55	-1.59	-6.19	15.19	0.59	0.34	13.45	13.39	140.68
HCBK Hudson City Bancorp, Inc of NJ*	5.87	528,133	3,100.1	8.39	5.09	6.15	-4.55	-28.33	-6.08	-0.20	0.71	8.74	8.45	83.57
IROQ IF Bancorp, Inc. of IL*	12.75	4,811	61.3	13.49	10.70	12.90	-1.16	9.35	13.64	0.22	0.13	17.66	17.66	101.87
ISBC Investors Bcrp MHC of NJ(41.6)	15.43	111,908	772.3	15.85	12.02	15.63	-1.28	11.01	14.47	0.71	0.70	8.90	8.50	100.64
JXSB Jacksonville Bancorp Inc of IL*	16.41	1,923	31.6	17.99	12.80	16.11	1.86	17.80	19.35	1.80	1.50	21.79	20.37	164.99
JFBI Jefferson Bancshares Inc of TN*	1.96	6,632	13.0	3.37	1.84	2.10	-6.67	-34.67	-15.15	-0.77	-0.70	7.85	7.60	80.52
KFFB KY Fst Fed Bp MHC of KY (38.9)	7.99	7,780	25.0	9.26	6.08	8.10	-1.36	-11.12	-12.96	0.24	0.24	7.62	5.75	28.51
KFFG Kaiser Federal Fin Group of CA*	14.44	9,173	132.5	15.34	11.00	15.02	-3.86	16.08	12.64	0.89	0.89	17.02	16.59	103.02
KRNY Kearny Fin Cp MHC of NJ (24.0)	9.67	66,972	173.3	10.16	7.99	9.93	-2.62	1.15	1.79	0.12	0.10	7.26	5.63	43.45
LSBI LSB Fin. Corp. of Lafayette IN*	18.49	1,556	28.8	20.90	11.31	17.80	3.88	16.36	36.96	0.60	0.01	23.64	23.64	238.79
LPSB LaPorte Bancrp MHC of IN(44.8)	9.40	4,661	19.4	9.75	7.50	9.25	1.62	-1.05	17.50	0.73	0.52	12.14	10.24	100.69
LSBK Lake Shore Bnp MHC of NY(38.7)	10.15	5,939	24.8	10.50	8.29	10.07	0.79	-0.98	6.28	0.63	0.68	10.83	10.83	83.20
LABC Louisiana Bancorp, Inc. of LA*	15.95	3,239	51.7	16.45	14.75	15.76	1.21	-1.42	0.63	0.64	0.52	17.98	17.98	98.59
MSBF MSB Fin Corp MHC of NJ (39.2)	5.81	5,087	12.4	6.84	4.23	5.75	1.04	0.35	32.35	0.14	0.14	8.05	8.05	68.38
MGYR Magyar Bancorp MHC of NJ(44.9)	3.97	5,807	10.3	5.74	2.29	4.14	-4.11	-16.95	61.38	0.00	-0.09	7.69	7.69	89.60
MLVF Malvern Fed Bncp MHC PA(44.6)	9.03	6,103	24.6	9.03	5.51	8.25	9.45	21.53	53.05	0.13	0.06	10.14	10.14	106.77
MFLR Mayflower Bancorp, Inc. of MA*	10.25	2,060	21.1	10.90	6.50	9.86	3.96	17.28	31.24	0.59	0.38	10.62	10.62	122.11
EBSB Meridian Fn Serv MHC MA (40.6)	15.02	22,145	142.0	15.71	10.68	15.40	-2.47	8.60	20.64	0.49	0.26	10.14	9.52	91.84
CASH Meta Financial Group of IA*	22.30	3,202	71.4	25.99	14.00	21.04	5.99	4.01	33.93	4.45	2.96	27.28	26.71	498.94
NASB NASB Fin, Inc. of Grandview MO*	18.57	7,868	146.1	19.85	9.26	19.50	-4.77	98.40	73.39	2.11	-0.61	19.89	19.59	151.53
NECB NE Comm Bncrp MHC of NY (42.5)	5.29	12,645	31.5	7.29	5.01	5.01	5.59	-20.57	-5.70	0.14	0.14	8.48	8.34	40.06
NHTB NH Thrift Bancshares of NH*	13.00	5,907	76.8	13.70	9.78	12.70	2.36	-4.41	15.04	1.17	0.63	15.02	9.90	185.26
NVSL Naugatuck Valley Fin Crp of CT*	7.35	7,002	51.5	8.15	6.73	7.35	0.00	-7.31	8.25	0.16	0.00	11.66	11.66	81.71
NFSB Newport Bancorp, Inc. of RI*	14.50	3,502	50.8	14.67	12.00	14.20	2.11	3.94	15.35	0.44	0.44	14.90	14.90	133.51
NFBK Northfield Bcp MHC of NY(38.5)	14.74	40,397	281.3	16.49	11.68	14.81	-0.47	4.84	4.10	0.42	0.47	9.53	9.11	59.56
NWBI Northwest Bancshares Inc of PA*	11.46	97,881	1,121.7	13.08	10.74	11.91	-3.78	-9.91	-7.88	0.63	0.64	11.88	10.10	82.44
OBAF OBA Financial Serv. Inc of MD*	14.87	4,177	62.1	15.25	13.50	14.85	0.13	0.20	3.70	0.07	0.07	18.15	18.15	93.80
OSHC Ocean Shore Holding Co. of NJ*	12.82	7,292	93.5	13.00	9.80	12.96	-1.08	6.83	24.95	0.71	0.81	14.48	13.65	137.51
OCFC OceanFirst Fin. Corp of NJ*	13.72	18,206	249.8	15.00	10.78	14.32	-4.19	1.11	4.97	1.17	1.06	12.11	12.11	124.20
OFED Oconee Fed Fn Cp MHC SC (35.0)	13.00	6,348	28.9	13.05	10.90	13.00	0.00	15.66	8.33	0.59	0.58	12.94	12.94	59.37
OABC OmniAmerican Bancorp Inc of TX*	21.67	11,194	242.6	22.19	13.01	22.00	-1.50	45.05	38.03	0.38	0.27	17.92	17.92	122.04
ONFC Oneida Financial Corp. of NY*	10.25	6,913	70.9	11.05	8.30	10.10	1.49	19.19	7.89	0.93	0.84	12.86	9.26	101.22
ORIT Oritani Financial Corp of NJ*	14.35	45,452	652.2	15.13	11.57	14.77	-2.84	10.22	12.37	0.67	0.69	11.24	11.24	58.23
PSBH PSB Hldgs Inc MHC of CT (42.9)	4.40	6,529	12.3	5.39	4.04	4.25	3.53	-15.38	-2.22	0.12	0.43	7.33	6.23	69.18
PVFC PVF Capital Corp. of Solon OH*	2.00	25,745	51.5	2.39	1.25	1.97	1.52	14.29	36.05	-0.18	-0.52	2.71	2.71	31.33
PBHC Pathfinder BC MHC of NY (39.5)	10.00	2,618	9.0	10.25	8.01	9.25	8.11	13.51	12.23	0.72	0.50	9.47	8.00	178.81
PEOP Peoples Fed Bancshrs Inc of MA*	16.40	6,965	114.2	16.90	12.50	16.74	-2.03	15.17	15.09	0.39	0.38	16.28	16.28	80.10
PBCT Peoples United Financial of CT*	11.51	348,870	4,015.5	13.79	10.50	12.05	-4.48	-14.74	-10.43	0.59	0.63	14.85	8.63	79.71
PBSK Poage Bankshares, Inc. of KY*	12.03	3,372	40.6	12.95	10.76	12.40	-2.98	20.30	10.16	0.53	0.41	17.72	17.72	94.60
PROV Provident Fin. Holdings of CA*	11.41	11,014	125.7	11.81	7.92	11.30	0.97	38.81	22.42	0.78	-0.96	13.01	13.01	116.85
PBNY Provident NY Bncrp, Inc. of NY*	7.44	37,899	282.0	9.23	5.47	7.94	-6.30	-11.64	12.05	0.34	0.22	11.60	7.25	84.72
PBIP Prudential Bncp MHC PA (24.9)	5.50	10,023	16.7	6.29	4.80	5.47	0.55	-2.31	6.18	0.26	0.28	5.82	5.82	49.87
PULB Pulaski Fin Cp of St. Louis MO*	7.52	10,756	80.9	8.07	6.15	7.51	0.13	1.76	6.52	0.58	0.23	8.45	8.08	122.47
RIVR River Valley Bancorp of IN*	15.77	1,514	23.9	20.00	13.34	15.99	-1.38	-3.78	1.74	0.79	0.36	18.58	18.53	267.09
RVSB Riverview Bancorp, Inc. of WA*	1.48	22,472	33.3	3.09	1.07	1.35	9.63	-50.99	-37.55	-1.41	-1.41	3.36	2.22	38.09
RCKB Rockville Fin New, Inc. of CT*	11.81	28,864	340.9	11.99	8.89	11.97	-1.34	13.56	14.00	0.41	0.43	11.35	11.31	64.27
ROMA Roma Fin Corp MHC of NJ (25.5)	8.84	30,321	73.6	11.22	7.75	9.58	-7.72	-13.92	-10.16	0.22	0.20	7.17	7.11	62.52
SIFI SI Financial Group, Inc. of CT*	11.25	10,576	119.0	11.76	8.76	11.50	-2.17	10.19	14.21	0.25	0.13	12.44	12.11	92.10
SPBC SP Bancorp, Inc. of Plano, TX*	12.79	1,717	22.0	13.25	9.91	13.00	-1.62	6.32	24.30	0.58	-0.21	19.19	19.19	159.10
SVBI Severn Bancorp, Inc. of MD*	2.56	10,067	25.8	3.99	2.01	2.82	-9.22	-23.12	4.07	-0.05	-0.11	7.80	7.77	89.45
STND Standard Financial Corp. of PA*	16.27	3,411	55.5	16.75	13.49	16.27	0.00	5.79	6.34	0.94	0.91	23.14	20.39	131.72
SIBC State Investors Bancorp of LA*	13.22	2,910	38.5	13.48	10.10	12.56	5.25	12.89	21.06	0.36	0.59	16.63	16.63	85.37
THRD TF Fin. Corp. of Newtown PA*	23.32	2,834	66.1	26.50	18.54	24.27	-3.91	8.06	2.64	1.58	1.29	27.71	26.18	244.68
TFSL TFS Fin Corp MHC of OH (26.5)	9.47	308,916	768.9	9.99	7.56	9.53	-0.63	-4.44	5.69	0.08	0.08	5.83	5.79	36.54
TBNK Territorial Bancorp, Inc of HI*	23.31	11,007	256.6	24.35	18.62	24.32	-4.15	11.74	18.03	1.21	1.17	19.71	19.69	142.82
TSBK Timberland Bancorp, Inc. of WA*	4.91	7,045	34.6	5.98	3.25	5.04	-2.58	-16.21	24.30	-0.05	-0.18	10.20	9.35	105.42
TRST TrustCo Bank Corp NY of NY*	5.62	93,549	525.7	5.93	3.93	5.74	-2.09	14.93	0.18	0.37	0.36	3.68	3.68	46.76
UCBA United Comm Bncp MHC IN (40.6)	6.49	7,835	20.7	6.89	5.29	6.06	7.10	4.68	17.36	0.31	0.19	7.07	6.63	64.28

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2012

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
UCFC United Community Fin. of OH*	2.84	32,876	93.4	3.32	0.87	2.74	3.65	132.79	123.62	0.03	-0.17	5.78	5.77	62.11
UBNK United Financial Bncrp of MA*	14.64	15,521	227.2	17.02	13.36	14.85	-1.41	-9.52	-9.01	0.75	0.74	14.64	14.09	106.96
WSB WSB Holdings, Inc. of Bowie MD*	2.50	7,991	20.0	4.60	2.08	2.55	-1.96	-9.09	7.30	0.16	0.00	6.79	6.79	47.12
WSFS WSFS Financial Corp. of DE*	43.71	8,705	380.5	44.90	29.90	42.09	3.85	7.93	21.55	2.54	2.06	39.51	35.59	497.09
WVFC WVS Financial Corp. of PA*	8.00	2,058	16.5	10.51	6.63	7.95	0.63	-11.60	-11.60	0.78	0.82	14.57	14.57	149.03
WAFD Washington Federal, Inc. of WA*	15.92	106,884	1,701.6	18.42	12.15	15.98	-0.38	-7.06	13.80	1.20	1.20	17.85	15.45	126.90
WSBF Waterstone Fin MHC of WI(26.2)	3.78	31,250	31.0	4.56	1.72	3.80	-0.53	45.38	100.00	-0.12	-1.10	5.40	5.38	54.36
WAYN Wayne Savings Bancshares of OH*	8.30	3,004	24.9	9.48	7.11	8.50	-2.35	-1.54	6.96	0.49	0.46	13.18	12.55	136.11
WEBK Wellesley Bancorp, Inc. of MA*	14.45	2,407	34.8	15.20	11.45	14.20	1.76	44.50	44.50	0.27	0.27	17.92	17.92	130.53
WFD Westfield Fin. Inc. of MA*	7.30	26,602	194.2	8.71	6.29	7.50	-2.67	-12.68	-0.82	0.26	0.21	8.10	8.10	48.63
WBKC Wolverine Bancorp, Inc. of MI*	16.50	2,504	41.3	16.57	12.11	16.51	-0.06	10.74	17.02	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(112)	12.36	11.73	0.20	1.58	3.37	0.08	0.30	3.57	47.07	1.59	19.07	85.07	10.41	91.61	19.66	0.21	1.64	24.81
NYSE Traded Companies(6)	9.22	6.96	0.28	1.83	6.68	-0.31	-5.10	3.39	32.98	1.32	15.41	87.44	8.32	118.12	16.11	0.34	2.61	27.12
NASDAQ Listed OTC Companies(106)	12.51	11.97	0.19	1.57	3.23	0.09	0.57	3.58	47.76	1.60	19.29	84.96	10.51	90.32	19.85	0.20	1.60	24.71
California Companies(5)	10.21	10.14	-0.01	-3.24	5.25	-0.38	-6.79	5.83	31.17	1.96	13.34	83.73	9.41	84.17	14.50	0.19	2.37	17.32
Florida Companies(2)	6.23	6.11	0.43	5.59	5.92	-0.13	-1.65	2.31	24.61	0.79	16.90	109.09	6.79	111.32	NM	0.00	0.00	0.00
Mid-Atlantic Companies(32)	11.81	10.82	0.41	4.74	4.87	0.41	4.82	3.16	40.18	1.38	17.85	95.49	10.41	106.97	17.62	0.29	2.29	32.96
Mid-West Companies(27)	10.77	10.35	0.00	-1.19	2.18	-0.31	-4.43	4.23	34.90	1.94	16.51	71.00	7.78	74.56	19.62	0.21	1.65	25.40
New England Companies(20)	13.99	13.03	0.44	3.62	3.58	0.44	3.52	1.50	71.23	1.08	23.08	92.28	12.70	102.89	22.96	0.27	1.86	29.24
North-West Companies(7)	12.24	11.50	-0.22	1.06	1.20	-0.26	0.58	8.15	25.58	2.12	17.92	73.10	8.90	78.93	16.56	0.05	0.29	6.67
South-East Companies(15)	15.16	15.09	-0.07	-1.69	1.67	-0.15	-2.58	4.15	73.66	1.91	24.08	81.26	12.84	81.74	24.39	0.07	0.57	12.57
South-West Companies(2)	13.37	13.37	0.35	2.58	3.14	0.05	0.20	2.88	22.99	1.00	22.05	93.79	12.90	93.79	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	14.95	14.94	0.75	4.98	5.18	0.56	3.82	0.97	30.99	0.55	19.31	96.36	14.15	96.42	19.92	0.37	2.36	45.54
Thrift Strategy(106)	12.43	11.85	0.17	1.15	3.28	0.07	0.08	3.50	47.59	1.56	19.36	84.51	10.42	90.70	19.91	0.21	1.65	25.31
Mortgage Banker Strategy(2)	11.13	11.13	0.65	6.04	6.84	-0.81	-7.44	4.06	46.39	2.35	14.63	87.70	9.76	87.70	NM	0.16	1.40	20.51
Real Estate Strategy(1)	8.65	8.65	-0.59	-6.52	-9.00	-1.70	-18.84	5.70	36.79	2.92	NM	73.80	6.38	73.80	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.85	5.47	0.63	4.44	2.42	42.90	1.44	18.36	94.07	11.62	128.09	19.74	0.56	3.33	18.90
Companies Issuing Dividends(69)	12.53	11.63	0.40	3.09	4.02	0.30	2.25	2.73	52.94	1.41	18.19	91.21	11.37	100.94	19.08	0.34	2.69	39.37
Companies Without Dividends(43)	12.09	11.90	-0.13	-1.04	2.16	-0.28	-3.09	4.90	37.76	1.86	21.74	75.44	8.89	76.95	21.60	0.00	0.00	0.00
Equity/Assets <6%(8)	3.69	3.64	-1.48	-19.18	19.96	-1.93	-26.45	8.78	29.15	3.33	5.01	81.65	2.22	82.66	7.53	0.08	0.96	11.69
Equity/Assets 6-12%(48)	9.27	8.81	0.25	3.39	3.62	0.13	2.17	3.58	39.86	1.53	15.42	83.71	7.58	89.20	17.63	0.22	1.61	24.72
Equity/Assets >12%(56)	15.92	15.10	0.37	2.39	2.88	0.28	1.73	2.90	55.11	1.41	22.50	86.60	13.70	94.66	22.29	0.22	1.76	25.21
Converted Last 3 Mths (no MHC)(3)	16.75	16.75	-0.10	0.00	0.01	-0.03	0.00	3.57	52.66	1.89	31.80	68.01	11.40	68.01	29.71	0.00	0.00	0.00
Actively Traded Companies(3)	10.72	9.90	1.04	11.16	8.63	1.04	11.16	0.94	70.82	1.30	11.77	119.77	11.82	126.70	11.77	0.68	1.87	22.24
Market Value Below $20 Million(10)	7.50	7.46	-0.60	-11.24	6.53	-0.71	-12.72	6.76	25.81	2.41	12.84	40.14	2.97	40.54	12.53	0.02	0.64	5.13
Holding Company Structure(99)	12.22	11.51	0.16	0.81	3.18	0.04	-0.43	3.59	47.18	1.61	19.07	84.63	10.36	92.03	19.45	0.22	1.82	27.58
Assets Over $1 Billion(53)	12.23	11.25	0.41	4.44	3.68	0.28	2.91	3.20	41.98	1.47	17.27	94.16	11.45	105.38	19.65	0.31	2.33	31.19
Assets $500 Million-$1 Billion(29)	11.39	10.90	-0.22	-1.68	2.42	-0.31	-2.72	4.68	36.69	1.86	18.12	83.59	9.13	87.45	16.37	0.11	0.97	23.84
Assets $250-$500 Million(25)	14.00	13.82	0.30	1.17	3.51	0.15	0.05	3.13	71.87	1.49	22.14	73.04	10.42	74.36	22.29	0.16	1.36	18.70
Assets less than $250 Million(5)	10.88	10.85	-0.12	-8.96	4.19	-0.13	-9.83	3.18	35.93	1.56	24.76	62.74	7.08	63.37	20.79	0.00	0.00	0.00
Goodwill Companies(62)	11.28	10.16	0.26	1.54	4.04	0.13	0.18	3.36	40.33	1.54	17.05	80.50	9.13	92.26	18.88	0.27	2.16	33.76
Non-Goodwill Companies(49)	13.56	13.56	0.14	1.63	2.76	0.02	0.46	3.77	56.01	1.62	22.21	91.21	11.95	91.21	21.34	0.13	1.02	14.54
Acquirors of FSLIC Cases(1)	14.07	12.41	0.95	6.81	7.54	0.95	6.81	0.00	0.00	1.71	13.27	89.19	12.55	103.04	13.27	0.32	2.01	26.67

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2012

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.29	12.51	0.47	3.64	3.23	0.37	2.69	3.40	35.47	1.35	24.92	108.49	14.49	116.48	24.96	0.17	1.81	25.41
NASDAQ Listed OTC Companies(23)	13.29	12.51	0.47	3.64	3.23	0.37	2.69	3.40	35.47	1.35	24.92	108.49	14.49	116.48	24.96	0.17	1.81	25.41
Mid-Atlantic Companies(14)	12.40	11.85	0.47	4.06	3.47	0.46	3.86	3.27	38.90	1.34	24.05	111.12	13.74	118.41	24.05	0.15	1.37	26.74
Mid-West Companies(5)	15.13	13.62	0.41	2.62	2.64	-0.02	-1.70	4.61	27.79	1.44	22.37	101.30	16.07	112.49	28.51	0.20	2.70	10.96
New England Companies(2)	10.82	9.79	0.36	3.31	2.99	0.45	4.33	3.04	22.53	1.10	33.66	104.08	11.36	114.20	10.23	0.08	1.82	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.29	0.70	3.87	1.62	45.31	1.43	22.03	112.43	18.91	115.20	30.64	0.30	2.61	67.80
Thrift Strategy(23)	13.29	12.51	0.47	3.64	3.23	0.37	2.69	3.40	35.47	1.35	24.92	108.49	14.49	116.48	24.96	0.17	1.81	25.41
Companies Issuing Dividends(15)	13.94	13.20	0.55	4.16	4.04	0.55	4.15	2.92	38.35	1.33	25.03	103.41	14.38	110.04	25.65	0.26	2.77	47.19
Companies Without Dividends(8)	12.06	11.22	0.31	2.66	1.72	0.04	-0.04	4.24	30.43	1.38	24.51	118.00	14.69	128.55	20.84	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	7.20	0.30	3.66	1.27	68.99	1.35	13.89	105.60	5.59	125.00	20.00	0.12	1.20	16.67
Equity/Assets 6-12%(11)	10.30	10.02	0.36	3.62	2.80	0.19	1.83	4.89	30.39	1.43	24.07	102.27	10.47	105.52	19.87	0.15	1.76	24.47
Equity/Assets >12%(11)	16.99	15.73	0.57	3.51	3.31	0.57	3.46	2.24	37.04	1.27	27.22	114.97	19.32	126.66	28.76	0.19	1.91	27.33
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.17	0.35	2.51	3.57	35.70	1.40	24.53	107.64	14.21	116.38	24.71	0.17	1.86	27.53
Assets Over $1 Billion(10)	13.34	12.56	0.40	3.09	1.94	0.21	1.10	3.03	40.78	1.50	30.21	134.07	18.06	143.88	31.41	0.08	0.80	18.55
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.28	0.34	3.14	5.41	30.83	1.70	24.01	89.16	9.94	90.59	28.41	0.28	2.82	49.65
Assets $250-$500 Million(7)	12.31	11.75	0.55	4.33	5.08	0.57	4.57	2.59	34.79	1.01	20.46	86.27	10.70	92.61	17.55	0.18	2.06	30.17
Assets less than $250 Million(1)	26.73	21.58	0.82	3.17	3.00	0.82	3.17	2.35	15.69	0.45	33.29	104.86	28.03	138.96	33.29	0.40	5.01	0.00
Goodwill Companies(15)	13.56	12.37	0.42	3.27	2.97	0.29	1.90	3.41	37.24	1.51	26.99	113.49	15.30	125.74	27.31	0.13	1.74	18.72
Non-Goodwill Companies(8)	12.77	12.77	0.54	4.32	3.73	0.53	4.18	3.38	32.37	1.04	21.19	99.11	12.97	99.11	20.73	0.23	1.92	40.47
MHC Institutions(23)	13.29	12.51	0.47	3.64	3.23	0.37	2.69	3.40	35.47	1.35	24.92	108.49	14.49	116.48	24.96	0.17	1.81	25.41

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	7.43	6.41	0.29	3.95	5.48	0.27	3.72	2.79	33.14	1.08	18.25	72.00	5.35	84.33	19.40	0.16	1.72	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	-0.82	-0.82	-0.51	NM	-21.51	0.01	NM	11.42	1.63	1.57	NM	NM	2.43	NM	NM	0.00	0.00	NM
EVER	EverBank Financial Corp. of FL*	6.23	6.11	0.43	5.59	5.92	-0.13	-1.65	2.31	24.61	0.79	16.90	109.09	6.79	111.32	NM	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI*	5.92	5.69	-1.33	-15.53	NM	-3.53	-41.26	8.25	28.27	2.61	NM	61.07	3.61	63.64	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.14	8.52	8.59	0.98	7.34	1.02	38.83	0.55	11.65	98.98	12.84	178.44	13.53	1.00	7.95	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.56	8.97	0.90	6.61	6.75	0.86	6.36	2.59	40.07	1.59	14.82	96.07	13.02	152.88	15.41	0.52	3.37	50.00
	NASDAQ Listed OTC Companies																		
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.12	-0.12	-1.04	3.67	36.15	2.50	NM	69.22	10.02	69.22	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.44	0.21	1.17	4.80	16.34	1.35	NM	82.36	14.10	82.36	NM	0.20	1.60	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-21.15	-1.29	-11.15	NA	NA	1.92	NM	53.00	5.90	53.00	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.91	0.25	1.44	3.16	43.79	1.91	20.36	78.13	13.46	78.64	NM	0.20	1.40	28.57
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	13.92	0.81	13.94	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.71	-0.01	-0.10	0.65	110.50	0.92	NM	87.56	16.08	87.56	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-23.73	-2.09	-18.87	4.46	25.05	1.88	NM	74.83	7.70	74.96	NM	0.04	0.92	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	-26.31	-2.82	-19.87	7.24	28.20	2.61	NM	85.61	11.17	87.15	NM	0.04	0.49	NM
BFED	Beacon Federal Bancorp of NY(8)*	11.12	11.12	0.52	4.83	4.47	0.74	6.81	4.00	33.70	1.81	22.36	107.07	11.90	107.07	15.87	0.28	1.42	31.82
BNCL	Beneficial Mut MHC of PA(42.9)	13.77	11.40	0.34	2.57	2.29	0.34	2.57	2.67	44.95	2.16	NM	110.77	15.25	137.42	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.48	1.00	7.31	0.88	92.29	1.07	22.32	82.38	11.39	137.03	12.59	0.68	3.14	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	10.91	0.89	10.72	1.11	33.13	0.49	9.17	130.69	10.26	130.69	12.78	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.78	23.06	4.53	NM	25.63	0.38	25.63	NM	0.04	4.40	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.51	0.90	6.02	0.81	87.13	0.87	22.18	103.99	12.74	143.53	19.71	0.34	3.83	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.47	-17.94	-1.01	-10.55	6.31	15.93	1.66	NM	56.32	4.97	56.32	NM	0.04	0.75	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.22	-0.10	-1.10	2.45	24.60	0.83	NM	55.74	4.94	55.74	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.10	0.30	2.20	3.99	29.27	1.69	NM	82.33	11.48	97.44	38.04	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.98	19.98	0.76	3.77	3.74	0.76	3.77	0.87	19.15	0.24	26.70	101.56	20.29	101.56	26.70	0.30	2.55	68.18
CARV	Carver Bancorp, Inc. of NY*	1.37	1.37	-3.44	NM	NM	-3.28	NM	14.01	22.06	4.48	NM	286.50	3.91	286.50	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA(8)*	6.76	6.36	0.00	-0.04	-0.03	-0.08	-0.84	1.86	43.88	0.95	NM	152.92	10.33	163.21	NM	0.20	0.63	NM
CFBK	Central Federal Corp. of OH*	0.87	0.83	-1.84	-42.83	NM	-2.00	-46.59	6.01	38.86	3.84	NM	66.80	0.58	69.55	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (37.2)	12.80	12.32	0.33	2.52	2.04	0.41	3.18	2.33	66.73	2.53	NM	124.40	15.92	129.94	38.88	0.20	2.14	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.68	0.47	3.68	2.92	7.74	0.39	17.61	61.91	10.25	69.26	22.71	0.32	3.71	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.25	1.61	1.81	0.23	1.48	0.81	90.74	0.98	NM	89.94	13.34	89.94	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	53.09	5.34	53.45	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC(8)*	6.47	6.36	-0.17	-1.98	-2.34	0.10	1.12	3.62	29.81	1.58	NM	113.25	7.33	115.35	NM	0.04	0.58	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.92	16.92	0.70	4.28	3.00	0.70	4.28	0.41	45.74	0.48	33.37	140.39	23.75	140.39	33.37	0.24	2.40	NM
COBK	Colonial Financial Serv. of NJ*	11.19	11.19	0.45	3.85	5.31	0.41	3.52	4.40	10.19	0.96	18.83	72.57	8.12	72.57	20.62	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.53	7.53	0.20	2.09	5.88	0.20	2.09	7.85	22.53	1.96	17.00	46.90	3.53	46.90	17.00	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.16	7.89	1.14	13.12	9.13	1.16	13.32	1.67	29.04	0.57	10.95	138.11	12.65	162.65	10.79	0.56	3.87	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	7.87	0.78	8.59	0.88	37.72	NA	12.71	107.60	10.16	138.97	13.08	0.40	2.91	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.83	3.64	0.38	2.61	2.21	32.84	1.08	27.47	78.03	11.35	78.85	29.83	0.20	1.92	52.63
EBMT	Eagle Bancorp Montana of MT*	16.09	16.09	0.62	3.87	5.17	0.28	1.75	1.62	31.65	0.89	19.36	74.46	11.98	74.46	NM	0.29	2.83	54.72
FSBW	FS Bancorp, Inc. of WA*	16.30	16.30	0.29	NM	2.90	0.33	NM	2.64	52.96	1.76	34.48	60.79	9.91	60.79	30.30	0.00	0.00	0.00
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.50	0.25	1.43	1.33	67.81	1.25	39.94	71.72	12.21	73.22	NM	0.16	1.11	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.80	6.42	0.19	2.53	1.99	0.20	2.59	3.94	14.69	1.12	NM	142.98	9.72	151.95	NM	0.08	0.38	19.05
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	7.20	0.79	6.94	1.93	50.70	1.59	13.89	109.29	12.62	122.25	16.00	0.76	3.80	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	3.97	25.22	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.76	0.00	0.00	2.28	46.45	1.32	NM	93.35	13.92	93.35	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	8.85	0.48	3.63	2.45	54.84	1.94	11.30	69.18	7.90	95.45	17.06	0.20	1.15	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.82	0.42	3.79	3.81	18.33	1.18	8.46	39.84	4.63	40.26	10.84	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	12.05	12.05	-2.95	-25.71	-11.04	-2.98	-26.00	10.34	30.94	5.23	NM	227.65	27.43	227.65	NM	0.20	2.45	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.30	1.88	2.24	0.20	1.26	11.03	12.97	2.13	NM	82.80	14.58	82.80	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.32	-2.90	-0.46	-2.52	4.39	23.50	1.33	NM	89.80	12.61	89.80	NM	0.48	4.10	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.25	8.56	0.67	5.18	2.17	41.50	1.37	11.68	68.80	7.79	78.94	11.84	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.34	0.80	8.41	3.20	21.96	0.95	11.99	98.17	9.53	102.28	11.99	0.52	3.87	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.54	0.40	2.13	3.37	33.22	1.72	39.38	100.14	18.43	100.14	NM	0.16	1.10	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.84	0.41	1.98	4.57	22.29	2.38	NM	90.70	21.68	90.70	NM	0.00	0.00	0.00
GTWND	Georgetown Bancorp, Inc. of MA*	13.58	13.58	0.33	NM	3.44	0.33	NM	1.15	71.59	1.07	29.11	71.80	9.75	71.80	29.11	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.7)	8.94	8.94	1.05	11.91	7.52	1.05	11.91	1.36	74.03	1.88	13.30	150.97	13.50	150.97	13.30	0.70	3.73	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.47	0.19	2.44	2.17	40.58	1.46	NM	94.46	7.63	98.93	39.27	0.45	3.47	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	6.72	44.98	3.95	NM	35.85	1.75	35.85	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.80	0.32	2.02	2.61	32.51	1.27	35.74	87.06	12.46	87.06	NM	0.16	1.28	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.93	8.42	0.75	11.18	0.66	65.14	0.77	11.87	115.75	7.98	115.75	10.55	0.80	4.46	52.98

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ	Listed OTC Companies (continued)																		
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.10	0.38	3.23	1.60	44.39	1.34	32.27	91.68	10.66	95.25	28.76	0.16	1.21	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	9.73	1.14	15.52	0.94	70.82	0.88	10.28	150.35	11.10	150.35	10.28	1.04	1.73	17.81
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.86	0.83	5.38	1.94	30.63	0.85	20.56	95.04	13.36	96.79	18.13	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.51	0.37	1.74	0.04	549.75	0.80	18.14	91.93	17.39	91.93	NM	0.24	1.54	27.91
HMST	HomeStreet, Inc. of WA*	8.08	8.08	1.86	40.95	16.67	1.82	40.19	10.60	14.03	2.17	6.00	133.71	10.80	133.71	6.11	0.00	0.00	0.00
HTBI	HomeTrust Bancshrs, Inc. of NC*	20.37	20.37	-0.92	NM	-6.31	-0.76	NM	6.91	33.43	2.85	NM	71.45	14.56	71.45	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	7.94	0.24	2.22	1.81	55.64	1.89	12.59	55.24	5.28	55.49	21.85	0.08	1.08	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.41	0.77	7.89	2.64	24.13	0.97	NM	67.16	7.02	69.47	8.27	0.32	5.45	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.73	0.13	0.95	1.45	46.72	1.31	NM	72.20	12.52	72.20	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	8.84	8.48	0.76	8.32	4.60	0.75	8.21	1.45	75.51	1.35	21.73	173.37	15.33	181.53	22.04	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.69	10.97	0.93	7.24	1.51	71.16	NA	9.12	75.31	9.95	80.56	10.94	0.30	1.83	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.97	2.43	25.79	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.73	21.58	0.82	3.17	3.00	0.82	3.17	2.35	15.69	0.45	33.29	104.86	28.03	138.96	33.29	0.40	5.01	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.16	0.90	5.18	2.82	29.78	1.11	16.22	84.84	14.02	87.04	16.22	0.28	1.94	31.46
KRNY	Kearny Fin Cp MHC of NJ (24.0)	16.71	13.46	0.28	1.65	1.24	0.23	1.38	1.56	19.99	0.72	NM	133.20	22.26	171.76	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.24	0.00	0.04	5.59	25.53	1.76	30.82	78.21	7.74	78.21	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(44.8)	12.06	10.37	0.73	6.28	7.77	0.52	4.48	1.55	54.53	1.31	12.88	77.43	9.34	91.80	18.08	0.16	1.70	21.92
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.02	13.02	0.77	6.09	6.21	0.83	6.58	0.62	43.05	0.49	16.11	93.72	12.20	93.72	14.93	0.28	2.76	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	4.01	0.53	2.88	0.60	90.95	0.85	24.92	88.71	16.18	88.71	30.67	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.77	11.77	0.20	1.75	2.41	0.20	1.75	7.72	10.71	1.17	NM	72.17	8.50	72.17	NM	0.12	2.07	NM
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	9.22	8.35	1.04	NM	51.63	4.43	51.63	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.6)	9.50	9.50	0.12	1.30	1.44	0.05	0.60	3.80	32.59	1.70	NM	89.05	8.46	89.05	NM	0.12	1.33	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.61	5.76	0.31	3.62	0.34	136.24	0.91	17.37	96.52	8.39	96.52	26.97	0.24	2.34	40.68
EBSB	Meridian Fn Serv MHC MA (40.6)	11.04	10.44	0.55	4.93	3.26	0.29	2.62	2.98	23.29	0.99	30.65	148.13	16.35	157.77	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	19.96	0.73	11.72	1.13	26.40	1.46	5.01	81.74	4.47	83.49	7.53	0.52	2.33	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	11.36	-0.39	-3.21	10.23	30.18	3.68	8.80	93.36	12.25	94.79	NM	0.90	4.85	42.65
NECB	NE Comm Bncrp MHC of NY (42.5)	21.17	20.89	0.38	1.65	2.65	0.38	1.65	6.61	21.15	1.97	37.79	62.38	13.21	63.43	37.79	0.12	2.27	NM
NHTB	NH Thrift Bancshares of NH*	8.11	5.50	0.66	6.71	9.00	0.36	3.61	1.70	51.66	1.13	11.11	86.55	7.02	131.31	20.63	0.52	4.00	44.44
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.18	0.00	0.00	4.81	26.21	1.57	NM	63.04	9.00	63.04	NM	0.12	1.63	NM
NFSB	Newport Bancorp, Inc. of RI*	11.16	11.16	0.34	3.01	3.03	0.34	3.01	0.61	134.92	1.00	32.95	97.32	10.86	97.32	32.95	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(38.5)	16.00	15.41	0.72	4.35	2.85	0.81	4.87	2.81	40.06	2.60	35.10	154.67	24.75	161.80	31.36	0.24	1.63	57.14
NWBI	Northwest Bancshares Inc of PA*	14.41	12.52	0.77	5.14	5.50	0.78	5.22	2.49	35.86	1.24	18.19	96.46	13.90	113.47	17.91	0.48	4.19	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	81.93	15.85	81.93	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.00	5.54	0.62	5.70	0.68	57.16	0.54	18.06	88.54	9.32	93.92	15.83	0.24	1.87	33.80
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.94	9.93	8.53	0.85	9.00	2.63	29.34	1.12	11.73	113.29	11.05	113.29	12.94	0.48	3.50	41.03
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.54	0.98	4.55	0.91	23.89	0.32	22.03	100.46	21.90	100.46	22.41	0.40	3.08	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.75	0.23	1.51	2.36	23.94	1.07	NM	120.93	17.76	120.93	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.07	0.86	6.55	0.75	57.02	1.04	11.02	79.70	10.13	110.69	12.20	0.48	4.68	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.67	1.20	5.53	0.88	129.49	1.56	21.42	127.67	24.64	127.67	20.80	0.60	4.18	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.73	0.60	6.04	3.09	21.76	1.20	36.67	60.03	6.36	70.63	10.23	0.16	3.64	NM
PVFC	PVF Capital Corp. of Solon OH*	8.65	8.65	-0.59	-6.52	-9.00	-1.70	-18.84	5.70	36.79	2.92	NM	73.80	6.38	73.80	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (39.5)	5.30	4.51	0.44	5.27	7.20	0.30	3.66	1.27	68.99	1.35	13.89	105.60	5.59	125.00	20.00	0.12	1.20	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.38	0.48	2.29	1.10	57.91	0.84	NM	100.74	20.47	100.74	NM	0.12	0.73	30.77
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.95	5.13	0.83	4.22	2.74	24.19	0.87	19.51	77.51	14.44	133.37	18.27	0.64	5.56	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.41	0.44	2.66	0.85	56.61	0.86	22.70	67.89	12.72	67.89	29.34	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	11.13	11.13	0.65	6.04	6.84	-0.81	-7.44	4.06	46.39	2.35	14.63	87.70	9.76	87.70	NM	0.16	1.40	20.51
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.57	0.27	1.93	2.05	42.28	1.54	21.88	64.14	8.78	102.62	33.82	0.24	3.23	70.59
PBIP	Prudential Bncp MHC PA (24.9)	11.67	11.67	0.52	4.61	4.73	0.56	4.96	2.96	20.62	1.26	21.15	94.50	11.03	94.50	19.64	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.71	0.19	2.05	5.03	27.56	1.56	12.97	88.99	6.14	93.07	32.70	0.38	5.05	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	5.01	0.14	1.66	4.74	20.75	1.37	19.96	84.88	5.90	85.11	NM	0.84	5.33	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	8.94	26.03	2.91	NM	44.05	3.89	66.67	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.66	3.56	3.47	0.69	3.73	0.93	95.53	1.09	28.80	104.05	18.38	104.42	27.47	0.36	3.05	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.49	0.32	2.79	NA	NA	0.64	NM	123.29	14.14	124.33	NM	0.16	1.81	72.73
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.43	12.21	92.90	NM	0.12	1.07	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.53	-0.14	-1.10	3.39	22.03	0.93	22.05	66.65	8.04	66.65	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.95	-0.12	-1.05	11.51	25.03	3.48	NM	32.82	2.86	32.95	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.57	15.81	0.73	4.12	5.78	0.71	3.99	1.17	84.51	NA	17.31	70.31	12.35	79.79	17.88	0.18	1.11	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.72	0.69	4.58	2.49	26.29	0.90	36.72	79.49	15.49	79.49	22.41	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.78	0.53	4.77	3.48	28.92	1.40	14.76	84.16	9.53	89.08	18.08	0.20	0.86	12.66
TFSL	TFS Fin Corp MHC of OH (26.5)	15.96	15.86	0.22	1.39	0.84	0.22	1.39	2.83	31.67	0.99	NM	162.44	25.92	163.56	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.80	13.79	0.88	6.08	5.19	0.85	5.88	0.32	30.33	0.21	19.26	118.26	16.32	118.38	19.92	0.44	1.89	36.36
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.02	-0.17	-1.46	7.54	21.89	2.24	NM	48.14	4.66	52.51	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	6.58	0.81	10.88	1.25	88.47	1.92	15.19	152.72	12.02	152.72	15.61	0.26	4.63	70.27
UCBA	United Comm Bncp MHC IN (40.6)	11.00	10.39	0.51	4.45	4.78	0.31	2.73	6.08	18.02	1.90	20.94	91.80	10.10	97.89	34.16	0.44	6.78	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.06	-0.27	-3.03	8.55	19.77	2.51	NM	49.13	4.57	49.22	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.72	5.14	5.12	0.71	5.07	0.67	102.75	1.01	19.52	100.00	13.69	103.90	19.78	0.40	2.73	53.33

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WSB WSB Holdings, Inc. of Bowie MD*	14.41	14.41	0.33	2.39	6.40	0.00	0.00	9.39	16.94	NA	15.63	36.82	5.31	36.82	NM	0.00	0.00	0.00
WSFS WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	5.81	0.43	4.66	2.09	61.60	2.00	17.21	110.63	8.79	122.82	21.22	0.48	1.10	18.90
WVFC WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	9.75	0.67	5.79	0.57	25.30	0.99	10.26	54.91	5.37	54.91	9.76	0.16	2.00	20.51
WAFD Washington Federal, Inc. of WA*	14.07	12.41	0.95	6.81	7.54	0.95	6.81	NA	NA	1.71	13.27	89.19	12.55	103.04	13.27	0.32	2.01	26.67
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.17	-1.99	-20.26	10.22	19.04	2.56	NM	70.00	6.95	70.26	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.90	0.34	3.51	2.88	38.80	1.94	16.94	62.97	6.10	66.14	18.04	0.28	3.37	57.14
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.87	0.21	1.97	2.35	47.72	1.48	NM	80.64	11.07	80.64	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	16.66	16.66	0.55	3.13	3.56	0.44	2.53	1.46	41.37	1.40	28.08	90.12	15.01	90.12	34.76	0.24	3.29	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	2.91	0.23	1.09	4.47	47.97	2.50	34.38	63.34	14.16	63.34	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
CZWI	Citizens Commercial Bancorp Inc. of WI	$4	$168	($57)	$0	$115	5,133	$0.02
FCAP	First Capital, Inc. of IN	$4,008	($779)	$265	$0	$3,494	2,786	$1.25
FCLF	First Clover Leaf Financial Corp. of IL	$1,912	($1,248)	$424	$0	$1,088	7,687	$0.14
FFNM	First Federal of N. Michigan of MI	$1,183	($392)	$133	$0	$924	2,884	$0.32
FSFG	First Savings Financial Group of IN	$3,633	($50)	$17	$0	$3,600	2,364	$1.52
JXSB	Jacksonville Bancorp Inc. of IL	$3,466	($869)	$295	$0	$2,892	1,923	$1.50
LSBI	LSB Financial Corp. of Lafayette IN	$929	($1,376)	$468	$0	$21	1,556	$0.01
RIVR	River Valley Bancorp of IN	$1,199	($982)	$334	$0	$551	1,514	$0.36
WAYN	Wayne Savings Bancshares of OH	$1,486	($148)	$50	$0	$1,388	3,004	$0.46
WBKC	Wolverine Bancorp, Inc. of MI	$1,198	($766)	$260	$0	$692	2,504	$0.28

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

Exhibit 3
PRO FORMA ANALYSIS SHEET
Madison County Financial, Inc.
Prices as of July 20, 2012

Price Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	All Publicly Traded Average	All Publicly Traded Median
Price-earnings ratio (x)		P/E	10.24 x	18.80x	16.94x	19.07x	17.83x
Price-core earnings ratio (x)		P/Core	11.45 x	13.53x	11.84x	19.66x	18.06x
Price-book ratio (%)	=	P/B	57.80%	69.50%	66.07%	85.07%	82.80%
Price-tangible book ratio (%)	=	P/TB	59.10%	73.84%	74.20%	91.61%	87.56%
Price-assets ratio (%)	=	P/A	13.66%	8.25%	7.76%	10.41%	10.25%

Valuation Parameters

Pre-Conversion Earnings (Y)	$3,794,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$3,423,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$32,180,000	ESOP Amortization (T)	25.00 years
Pre-Conv. Tang. Book Val. (TB)	$30,800,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$233,449,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.04%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	4.36%	Tax Benefit (Z)	0
Tax Rate (TAX)	34.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	33.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $36,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $36,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $36,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $36,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $36,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	4,761,000	10.00	$ 47,610,000	0	4,761,000	$ 47,610,000
Maximum	4,140,000	10.00	41,400,000	0	4,140,000	41,400,000
Midpoint	3,600,000	10.00	36,000,000	0	3,600,000	36,000,000
Minimum	3,060,000	10.00	30,600,000	0	3,060,000	30,600,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.04 percent and a tax rate of 34.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 25years and 5 years, respectively; amortization expenses tax effected at 34.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 33.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 34.0 percent.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Madison County Financial, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$30,600,000
Less: Foundation Shares	-
2. Offering Proceeds	$30,600,000
Less: Estimated Offering Expenses	1,507,150
Net Conversion Proceeds	$29,092,850

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$29,092,850
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	3,672,000
Net Proceeds Reinvested	$25,420,850
Estimated net incremental rate of return	0.69%
Reinvestment Income	$174,489
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	64,627
Less: Amortization of Options (4)	187,033
Less: Recognition Plan Vesting (5)	161,568
Net Earnings Impact	($238,740)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$3,794,000	($238,740)	$3,555,260
12 Months ended June 30, 2012 (core)	$3,423,000	($238,740)	$3,184,260

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$32,180,000	$25,420,850	$0	$57,600,850
June 30, 2012 (Tangible)	$30,800,000	$25,420,850	$0	$56,220,850

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$233,449,000	$25,420,850	$0	$258,869,850

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Madison County Financial, Inc.
At the Midpoint

1.	Pro Forma Market Capitalization	$36,000,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$36,000,000
	Less: Estimated Offering Expenses	1,569,250
	Net Conversion Proceeds	$34,430,750

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$34,430,750
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,320,000
Net Proceeds Reinvested	$30,110,750
Estimated net incremental rate of return	0.69%
Reinvestment Income	$206,680
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	76,032
Less: Amortization of Options (4)	220,039
Less: Recognition Plan Vesting (5)	190,080
Net Earnings Impact	($279,471)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$3,794,000	($279,471)	$3,514,529
12 Months ended June 30, 2012 (core)	$3,423,000	($279,471)	$3,143,529

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$32,180,000	$30,110,750	$0	$62,290,750
June 30, 2012 (Tangible)	$30,800,000	$30,110,750	$0	$60,910,750

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$233,449,000	$30,110,750	$0	$263,559,750

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Madison County Financial, Inc.
At the Maximum Value

1. Pro Forma Market Capitalization	$41,400,000
Less: Foundation Shares	-
2. Offering Proceeds	$41,400,000
Less: Estimated Offering Expenses	1,631,350
Net Conversion Proceeds	$39,768,650

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$39,768,650
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,968,000
Net Proceeds Reinvested	$34,800,650
Estimated net incremental rate of return	0.69%
Reinvestment Income	$238,872
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	87,437
Less: Amortization of Options (4)	253,045
Less: Recognition Plan Vesting (5)	218,592
Net Earnings Impact	($320,202)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$3,794,000	($320,202)	$3,473,798
12 Months ended June 30, 2012 (core)	$3,423,000	($320,202)	$3,102,798

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$32,180,000	$34,800,650	$0	$66,980,650
June 30, 2012 (Tangible)	$30,800,000	$34,800,650	$0	$65,600,650

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$233,449,000	$34,800,650	$0	$268,249,650

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Madison County Financial, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$47,610,000
Less: Foundation Shares	-
2. Offering Proceeds	$47,610,000
Less: Estimated Offering Expenses	1,702,765
Net Conversion Proceeds	$45,907,235

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$45,907,235
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,713,200
Net Proceeds Reinvested	$40,194,035
Estimated net incremental rate of return	0.69%
Reinvestment Income	$275,892
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	100,552
Less: Amortization of Options (4)	291,002
Less: Recognition Plan Vesting (5)	251,381
Net Earnings Impact	($367,043)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$3,794,000	($367,043)	$3,426,957
12 Months ended June 30, 2012 (core)	$3,423,000	($367,043)	$3,055,957

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$32,180,000	$40,194,035	$0	$72,374,035
June 30, 2012 (Tangible)	$30,800,000	$40,194,035	$0	$70,994,035

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2012	$233,449,000	$40,194,035	$0	$273,643,035

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

EXHIBIT 5

Firm Qualifications Statement

RP FINANCIAL, LC.
Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com